Filed pursuant to
Rule 424(b)(5)

Registration No. 333-204687

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 22, 2015)

17,000,000 Shares

Green Brick Partners, Inc.

Common Stock
$10.00 per share

We are selling 17,000,000 shares of our common stock.

We have granted the underwriters an option to purchase up to 841,500 additional shares of our common stock.

Our common stock is listed on The Nasdaq Capital Market under the symbol “GRBK.” The last reported sale price of our common stock on The Nasdaq Capital Market on June 25, 2015 was $10.27 per share.

Affiliates of Greenlight Capital, Inc. and Third Point, LLC, each of which is an existing stockholder, have indicated an interest in purchasing up to an aggregate of 66.6% of the shares being offered hereby at the public offering price. None of such persons has made a commitment to purchase any shares in this offering and we cannot assure you that any of them will do so.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$10.00	$170,000,000.00
Underwriting Discount(1)	$0.60	$3,409,343.40
Proceeds to Green Brick (before expenses)	$9.80	$166,590,656.60

(1) No underwriting discount would be paid with respect to any shares that may be sold to Greenlight or Third Point in this offering. See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares to purchasers on or about July 1, 2015 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Credit Suisse	Citigroup

Co-Manager

JMP Securities

The date of this prospectus supplement is June 25, 2015.

We are responsible for the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with differing information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than its date.

_________________________

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. This document contains two parts. The first part consists of this prospectus supplement, which provides you with specific information about the shares of our common stock that we are selling in this offering and about the offering itself. The second part is the accompanying prospectus, which provides more general information, some of which does not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus you should rely on the information contained in this prospectus supplement.

Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, our common stock and other information you should know before investing in our common stock. Before purchasing any shares of our common stock, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Where You Can Find More Information.”

This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, file reports and other information with the SEC. Statements contained in this prospectus supplement and the accompanying prospectus about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of each document. Our business, financial condition, results of operations and prospects may have changed since then.

S-i

SUMMARY

This summary highlights certain information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. As a result, this summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, which are described under “Where You Can Find More Information” in this prospectus supplement. This prospectus supplement and the accompanying prospectus contain or incorporate forward-looking statements. Forward-looking statements should be read with the cautionary statements and important factors included under “Risk Factors” and “Forward-Looking Statements” in this prospectus supplement as well as the “Risk Factors” sections in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. Unless the context otherwise requires, references to the “Company”, “Green Brick”, “we”, “us” or “our” refer to the consolidated company, which has been renamed Green Brick Partners, Inc. and its subsidiaries, resulting from the October 27, 2014 acquisition by BioFuel Energy Corp. (“BioFuel”) of JBGL Builder Finance LLC, formed in 2010, and its consolidated subsidiaries and affiliated companies (collectively, “Builder Finance”), and JBGL Capital Companies (“Capital”), formed in 2008, a combined group of commonly managed limited liability companies and partnerships (collectively with Builder Finance, “JBGL”) by means of a reverse recapitalization transaction (the “Transaction”). References to our “controlled builders” refer to our homebuilding subsidiaries in which we own at least a 50% controlling interest.

Green Brick Partners

We are a uniquely structured company that combines residential land development and homebuilding. We acquire and develop land, provide land and construction financing to our controlled builders and participate in the profits of our controlled builders. Our core markets are in the high growth U.S. metropolitan areas of Dallas, Texas and Atlanta, Georgia. We are engaged in all aspects of the homebuilding process, including land acquisition and the development, entitlements, design, construction, marketing and sales and the creation of brand images at our residential neighborhoods and master planned communities. We believe we offer higher quality homes with more distinctive designs and floor plans than those built by our competitors at comparable prices. Our communities are located in premium locations in our core markets and we seek to enhance homebuyer satisfaction by utilizing high-quality materials, offering a broad range of customization options and building well-crafted energy-efficient homes. We seek to maximize value over the long term and operate our business to mitigate risks in the event of a downturn by controlling costs and quickly reacting to regional and local market trends.

We are a leading lot developer in the Dallas and Atlanta markets and believe that our strict operating discipline provides us with a competitive advantage in seeking to maximize returns while minimizing risk. We currently own or control over 3,800 home sites in premium locations in the Dallas and Atlanta markets. We consider premium locations to be lot supply constrained with high housing demand and where much of the surrounding land has already been developed. We are strategically positioned to either build new homes on our lots through our controlled builders or to sell finished lots to large unaffiliated homebuilders.

We sell finished lots or option lots from third-party developers to our controlled builders for their homebuilding operations and provide them with construction financing and strategic planning. Our controlled builders provide us with their local knowledge and relationships. We support our controlled builders by financing their purchases of land from us at an unlevered internal rate of return (“IRR”) of at least 20% and by providing construction financing at approximately a 13.8% interest rate. Our income is further enhanced by our 50% equity interest in the profits of our controlled builders. In addition, the land we sell to third-party homebuilders also typically generates an unlevered IRR of 20% or greater.

Our Controlled Builders	Year Formed	Market	Products Offered	Price Ranges
The Providence Group of Georgia L.L.C. (“TPG”)	2011	Atlanta	Townhomes Single family Luxury homes	$225,000 to $500,000 $300,000 to $800,000 $800,000 to more than $2.5 million
CB JENI Homes DFW LLC (“CB JENI”)	2012	Dallas	Townhomes Single family	$200,000 to $350,000 $350,000 to $600,000
Centre Living Homes, LLC (“Centre Living”)	2012	Dallas	Townhomes Contractor on luxury homes	$500,000 to more than $1 million Up to $2.5 million
Southgate Homes DFW LLC (“Southgate”)	2013	Dallas	Luxury homes	$650,000 and above

S-1

Our Industry

U.S. Housing Market

The U.S. housing market continues to improve from the cyclical low points reached during the 2008 to 2009 national recession. Between the 2005 market peak and the 2011 trough, new single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau. Between the 2006 market peak and the 2012 market trough, median home prices declined 27%, as measured by the S&P/Case-Shiller U.S. National Home Price Index (Source: S&P Dow Jones Indices LLC). During 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and a historically high level of housing affordability. Total homebuilding permits increased 4.9% and 19.5% for 2014 and 2013, respectively, when compared to the immediately preceding year. Data compiled by the U.S. Census Bureau indicates that new single-family home permits during 2014 have rebounded more than 50% from the 2011 trough; however, as of December 31, 2014, such new home permits still remain 63% below their peak levels in 2005.

Dallas and Atlanta Housing Markets

We currently operate in two of the top four fastest growing homebuilding markets as measured by annual starts and closings (Source: Metrostudy, Dallas-Fort Worth First Quarter 2015 Housing Update & Economic Outlook). We believe the Dallas and Atlanta markets are among the most desirable homebuilding markets in the nation. We believe our core markets exhibit attractive residential real estate investment characteristics, such as growing economies, improving levels of employment and population growth relative to national averages, favorable migration patterns, general housing affordability and desirable lifestyle and weather characteristics.

Among the 12 largest metropolitan areas in the country, the Dallas metropolitan area ranked first in the rate of job growth and third in the number of jobs added from April 2014 to April 2015 (Source: US Bureau of Labor Statistics, April 2015). The Atlanta metropolitan area has recorded employment gains each month, as compared to the same month in the prior year, for the past four and one-half years (Source: US Bureau of Labor Statistics, February 2015). We believe that increasing demand and supply constraints in our core markets create favorable conditions for our future growth.

Our Competitive Strengths

Our business is characterized by the following competitive strengths:

Optionality Provided by Our Combined Land Development and Homebuilding Structure

We are a uniquely structured company that combines residential land development and homebuilding. We are strategically positioned to either build and sell new homes on lots through our controlled builders or develop land and sell finished lots to large unaffiliated homebuilders. While our business plan increasingly has focused on building new homes on our owned and controlled lots, we proactively monitor market conditions to opportunistically sell a minority of our finished lots to large unaffiliated homebuilders if we believe that doing so will maximize our returns or lower our risk.

Experienced Management Team

Our management team is comprised of homebuilding and finance veterans that collectively have decades of experience in and local knowledge of our core markets. Our founder and Chief Executive Officer, James R. Brickman, has over 35 years of experience in real estate development and homebuilding. John Jason Corley, our Chief Operating Officer for Builder Operations, joined us in 2011 and currently provides oversight of all construction lending and finance operations, working with our controlled builders on operating/accounting systems and planning for their future growth. Jed Dolson, our Head of Land Acquisition and Development, joined us in 2010 and is responsible for our land entitlement and development activities, including overseeing our land development operations in Dallas. Richard A. Costello, our Chief Financial Officer, joined us in January 2015. Mr. Costello has over 25 years of financial and operational experience in all aspects of real estate management. Our management team has a proven track record of running profitable businesses and making prudent investment decisions. We have been profitable each full year of operations since our inception in 2008.

S-2

Attractive Land Positions in Our Core Markets

We believe that we have strategically well-located land and lot positions within our core markets. We believe we have acquired our land and lot positions at attractive prices, which provide us with significant opportunity for a healthy return on our investment. We expect the demand for housing in our core markets to continue to improve due to rising consumer confidence, high affordability metrics and a reduction in home inventory levels. We seek to acquire land with convenient access to the Dallas and Atlanta metropolitan areas which have diverse economic and employment bases and demographics that we believe will support our long-term growth.

	As of March 31, 2015
Market	Active Selling Communities	Lots Owned	Lots Controlled	Lots Owned and Controlled
Dallas	16	1,971	260	2,231
Atlanta	21	1,153	492	1,645
Total	37	3,124	752	3,876

The land use assumptions used to determine the number of lots in the above table may change over time. Lots owned and controlled excludes homes under construction.

Land Sourcing and Evaluation Capabilities

We believe that our extensive experience and the strong reputation of our management team combined with our long-standing relationships with other market participants provide us with a competitive advantage in efficiently sourcing, purchasing and entitling land. We are actively involved in every step of the land entitlement, home design and construction process with our controlled builders. Our management team has developed significant collaborative relationships over decades with land sellers, developers, contractors, lenders, brokers and investors throughout the Dallas and Atlanta markets. Our deep and wide-ranging knowledge of the Dallas and Atlanta markets and our ability to quickly and efficiently identify, acquire and develop land in desirable locations on favorable terms are keys to our success.

Disciplined Investment Approach

We seek to maximize value over the long-term and operate our business to mitigate risks in the event of a downturn by controlling costs and focusing on regional and local market trends. Our management team has gained significant operating expertise through economic cycles. The perspective gained from these experiences has helped shape our investment approach. We believe that our management team has learned to effectively evaluate housing trends in our markets and to react quickly and rationally to market changes. For example, we made significant land investments during the downturn at prices that we view as attractive. Our cycle-tested management approach balances strategic planning with local day-to-day decision-making responsibilities freeing our controlled builders to concentrate on growing our homebuilding business rather than focusing on obtaining capital to fund their operations. We believe that our strict operating discipline provides us with a competitive advantage in seeking to maximize returns while minimizing risk. In addition, following completion of this offering and the use of the proceeds thereof, our balance sheet will be significantly strengthened which we expect will enable us to accelerate the profitable growth of our business.

No Legacy Issues

We do not have distressed legacy assets or liabilities to manage. All of our owned land and lots, as well as those we have under option contracts, purchase contracts or non-binding letters of intent, are located in markets that we targeted during the downturn or after the recovery had commenced. The absence of legacy issues allowed us to attract and retain experienced and talented land development personnel who became available during the downturn. We believe that the absence of legacy issues enables us to achieve superior growth and profitability instead of diverting resources to manage troubled assets and relationships.

S-3

Business Strategy

We believe we are well-positioned for growth in our core Dallas and Atlanta markets through the disciplined execution of the following elements of our strategy:

Combine Land Acquisition and Development Expertise with Homebuilding Operations to Maximize Profitability

Our ability to identify, acquire and develop land in desirable locations and on favorable terms is critical to our success. We evaluate land opportunities based on how we expect such opportunities will contribute to overall profitability, rather than how they might drive revenue. We believe our expertise in land development and planning enables us to create desirable communities that meet or exceed our target homebuyer’s expectations, while selling homes at competitive prices. Our strategy of holding land inventory provides us with a multi-year supply of lots for future home building. We focus on the development of entitled parcels in communities where we can generally sell all lots and homes within 24 to 36 months. This focus allows us to limit exposure to land development and market cycle risk while pursuing attractive returns on our investments. We seek to minimize our exposure to land risk through disciplined management of entitlements, the use of land options and other flexible land acquisition arrangements.

Maximize Benefits of Unique Land Development and Homebuilding Structure

Our unique land development and homebuilding structure provides the flexibility to monetize the value of our land assets either by building and selling homes through our controlled builders or developing land and selling finished lots to large unaffiliated homebuilders. When evaluating our land assets, we consider the potential contribution of each asset to our overall performance, taking into account the timeframe over which we may monetize the asset. While we currently expect the majority of our land to be utilized by our controlled homebuilders, we believe our land development and home building strategy provides us with increased flexibility to seek to maximize risk-adjusted returns as market conditions warrant.

Increase Long-Term Value by Investing in Infrastructure

In our communities, we typically make enhanced investment in infrastructure, including landscaping, amenity centers and enforcing higher construction standards on our controlled and unaffiliated builders in our communities. We believe this creates greater long-term value for us and for our controlled and unaffiliated builders, homebuyers, shareholders and the communities in which we build.

Drive Revenue by Opening New Communities from Existing and Future Land Supply

We have strategically invested in new land in a number of prime neighborhoods in our core markets. We currently own or control over 3,800 home sites in the Dallas and Atlanta markets. We believe that a majority of our land inventory was purchased or controlled at low price points during the downturn in the housing cycle. We expect these land purchases to provide us with the opportunity for continued revenue growth and strong gross margin performance. We continue to identify development opportunities that should allow us to profit from lot sales, construction interest and via our 50% equity interest in the profits of our controlled builders.

Increase Market Position in Dallas and Atlanta

We believe that there are significant opportunities to profitably expand in our core markets of Dallas and Atlanta. We continually review the allocation of our investments in these markets taking into account demographic trends and the likely impact on our operating results. We use the results of these reviews to re-allocate our investments to those areas where we believe we can maximize our profitability and return on capital. We use our local relationships with land sellers, brokers and investors to pursue the purchase of additional land parcels in our core markets. While our primary growth strategy focuses on increasing our market position in our core markets, we may, on an opportunistic basis, explore expansion into attractive new markets.

Superior Design, Broad Product Range and Enhanced Homebuying Experience

Within each of our core markets, we partner our expertise with our controlled builders to design attractive neighborhoods and homes to appeal to a wide variety of potential homebuyers. One of our core operating philosophies is to create a culture which provides a positive, memorable experience for our homebuyers through active engagement in the building process. At higher price points, we provide our homebuyers with customization options to suit their specific needs and tastes. We engineer our homes for energy-efficiency to reduce the impact on the environment and lower energy costs for our homebuyers. In consultation with nationally and locally recognized architecture firms, interior and exterior consultants and homeowner focus groups, we research and design a diversified range of products for various levels and price points. Our homebuilding projects include townhomes, single family homes and luxury custom homes. We believe we can adapt quickly to changing market conditions and optimize performance and returns while strategically reducing portfolio risk because of our diversified product strategy.

S-4

Pursue Further Growth Through the Prudent Use of Leverage

Upon completion of this offering and the repayment of the Term Loan Facility as described under “Use of Proceeds”, our debt to total capitalization ratio will be less than 8%. It is our intent to prudently employ leverage to continue to invest in our land acquisition, development and homebuilding businesses. We intend to target a debt to total capitalization ratio of approximately 40%, which we expect will provide us with significant additional growth capital.

Pursue Acquisitions of Additional Homebuilders

We intend to pursue the acquisition of additional homebuilders in our core and new markets. Our preference is to continue to acquire controlling interests in homebuilders with existing management continuing to own a significant ownership stake. We will seek to acquire and then retain management teams which have deep local relationships with land owners and have a strong reputation for building well-crafted homes in their markets. We expect that our ability to provide capital discipline and strategic oversight will complement the local skills, relationships and reputations to our future homebuilder partners.

Recent Developments

On June 16, 2015, we obtained a commitment letter (the “Commitment Letter”) from Inwood National Bank (“Inwood”). The Commitment Letter provides for an increase of our existing revolving line of credit from $25 million to $30 million and for an extension of its maturity date from October 13, 2015 to the date that is two years after the closing of the modified revolving line of credit. The Commitment Letter also states that Inwood is in the process of obtaining approval to further increase the revolving line of credit to $50 million. Amounts outstanding under the revolving line of credit would, according to the Commitment Letter, be secured by first lien mortgages on certain of the Company’s subdivisions and guaranteed by the Company. The increase and extension contemplated by the Commitment Letter are not effective until final documentation is entered into.

Following the closing of this offering and the application of the net proceeds thereof, we expect to seek in the third quarter of 2015 an additional $50 million senior secured credit facility in addition to the $50 million we expect to be available under the existing Inwood senior secured credit facility.

We cannot assure you that we will be able to increase the existing revolving line of credit or extend its maturity or arrange another facility on acceptable terms or at all.

Our Principal Equityholders

Certain affiliates of Greenlight Capital, Inc. (together with its affiliates, “Greenlight”) currently own 49.9% of our outstanding common stock. In addition, in connection with the Transaction as described below, we borrowed $150.0 million from Greenlight under a term loan facility (the “Term Loan Facility”), which we intend to repay with the net proceeds of this offering. See “Use of Proceeds.” David Einhorn, the Chairman of our Board of Directors, is the president of Greenlight Capital, Inc., which he co-founded in 1996. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

Greenlight and Third Point LLC and its affiliates (“Third Point”) each has indicated an interest in purchasing shares in this offering at the public offering price. None of such persons have made a commitment to purchase any shares in this offering and there can be no assurance that they will do so. No underwriting discount will be paid with respect to any shares that may be purchased by them in this offering.

2014 Reverse Capitalization Transaction

On October 27, 2014, the owners and management of JBGL gained effective operating control of the Company, which was then named BioFuel Energy Corp. BioFuel was then a non-operating public shell corporation with assets consisting of cash, deferred tax assets, and nominal other non-operating assets. Pursuant to the definitive transaction agreement, dated June 10, 2014, we acquired JBGL for $275 million, payable with approximately $191.8 million in cash and 11,108,500 shares of our common stock valued at approximately $7.49 per share (the “Transaction”). Accordingly, for financial reporting purposes, the Transaction was deemed to be a capital transaction in substance and recorded as a reverse recapitalization of JBGL. JBGL is deemed to be the continuing, surviving entity for accounting purposes, but, through reorganization, is deemed to have adopted the capital structure of BioFuel.

Company Information

Our principal executive offices are located at 2805 Dallas Parkway, Suite 400, Plano, TX 75093. Our telephone number is (469) 573-6755. Our website address is www.greenbrickpartners.com. Except for any documents that are incorporated by reference into this prospectus supplement that may be accessed from our website, the information available on or through our website is not part of this prospectus supplement. For additional information regarding our business, we refer you to our filings with the SEC incorporated into this prospectus supplement by reference. Please read “Where You Can Find More Information.”

S-5

The Offering

Common stock offered by us	17,000,000 shares
Common stock to be outstanding after this offering

48,368,992 shares (or 49,210,492 shares if the underwriters’ option to purchase additional shares is exercised in full)(1)

For a complete description of our common stock, please refer to “Description of Capital Stock — Common Stock” in the accompanying prospectus.

Option to purchase additional shares from us	We have granted the underwriters an option to purchase up to 841,500 additional shares of our common stock. This option is exercisable, in whole or in part, for a period of 30 days from the date of this prospectus supplement
Use of proceeds	We intend to use the net proceeds of this offering to repay indebtedness outstanding under the Term Loan Facility by and among the Company and Greenlight. Any excess proceeds will be used for working capital and general corporate purposes. See “Use of Proceeds.”
Dividend policy	We have not paid any dividends since our inception and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Future dividends, declared at the discretion of our Board of Directors, will be dependent upon future earnings, cash flows and other factors.
Listing	Our common stock is listed on The Nasdaq Capital Market under the symbol “GRBK.”
Risk factors	An investment in our common stock involves various risks. Prospective investors should carefully consider the matters described under the caption entitled “Risk Factors” beginning on page S-10 of this prospectus supplement.

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(1)	The number of shares of our common stock to be outstanding after this offering is calculated based on 31,368,992 shares of common stock outstanding as of June 19, 2015. The number of shares of our common stock to be outstanding after this offering excludes 500,000 shares underlying options for management to purchase shares of our common stock outstanding as of March 31, 2015. In addition, unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters have not exercised their option to purchase additional shares with respect to this offering.

S-6

Summary Selected Historical Financial and Operating Data

The following tables set forth our summary selected historical financial data and other operating data as of and for the years ended December 31, 2014, 2013 and 2012, respectively, which are derived from our historical consolidated financial statements which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary financial data as of and for the three months ended March 31, 2015 and 2014 are derived from our unaudited consolidated financial statements that are incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited financial statements include all adjustments which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2015. The data should be read in conjunction with the consolidated financial statements, related notes and other information incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Statements of Income	(unaudited)
	(in thousands, except per share data)
Sale of residential units	$49,661	$49,636	$200,650	$168,591	$50,105
Cost of residential units	(35,814)	(37,392)	(149,365)	(122,616)	(39,642)
Gross profit on sale of residential units	13,847	12,244	51,285	45,975	10,463
Sale of land and lots	8,791	13,373	45,452	33,735	22,927
Cost of land and lots	(6,278)	(9,768)	(34,082)	(21,513)	(15,256)
Gross profit on sale of land and lots	2,513	3,605	11,370	12,222	7,671
Salary expense and management fees expense-related party	(4,862)	(3,535)	(16,134)	(11,267)	(4,371)
Selling, general and administrative expense	(2,939)	(2,281)	(10,099)	(6,623)	(3,312)
Interest expense	(281)	(199)	(1,393)	(315)	(351)
Interest and fees income	—	150	265	2,503	6,217
Other income, net	117	170	915	2,148	4,626
	(7,965)	(5,695)	(26,446)	(13,554)	2,809
Net income before taxes	8,395	10,154	36,209	44,643	20,943
Income tax (benefit) provision(1)	2,207	338	(24,853)	327	231
Net income	6,188	9,816	61,062	44,316	20,712
Less: net income attributable to noncontrolling interests	2,170	2,467	11,036	12,309	3,518
Net income attributable to Green Brick Partners, Inc.	$4,018	$7,349	$50,026	$32,007	$17,194

Net income attributable to Green Brick Partners, Inc. per common share:
Basic	$0.13	$0.66	$3.40	$2.88	$1.55
Diluted	$0.13	$0.66	$3.40	$2.88	$1.55
Basic Adjusted EPS(2)	$0.20	$0.24
Diluted Adjusted EPS(2)	$0.20	$0.24

Weighted average common shares used in the calculation of net income attributable to Green Brick Partners, Inc. per common share
Basic	31,346	11,109	14,712	11,109	11,109
Diluted	31,346	11,109	14,712	11,109	11,109
Adjusted Basic(2)	31,346	31,346
Adjusted Diluted(2)	31,346	31,346

S-7

	As of March 31,	As of December 31,
	2015	2014	2013	2012
Balance Sheet Data	(unaudited)
	(in thousands)
Assets
Cash and cash equivalents	$17,068	$21,267	$16,683	$7,164
Restricted cash	2,189	1,709	1,383	320
Accounts receivable	925	749	445	112
Inventory	289,259	274,303	228,777	132,571
Investment in direct financing leases	—	2,768	8,349	11,517
Property and equipment, net	1,776	1,629	865	470
Notes receivable	—	—	7,556	15,272
Earnest money deposits	8,535	6,676	3,292	585
Deferred income tax assets, net	87,196	89,197	—	—
Other assets	2,075	2,027	1,058	800
Total assets	$409,023	$400,325	$268,408	$168,811

Liabilities and stockholders’ equity
Accounts payable	$11,329	$13,551	$8,653	$4,516
Accrued expenses	12,383	11,299	6,360	2,403
Customer and builder deposits	10,007	9,752	10,773	12,218
Obligations related to land not owned under option agreements	7,441	7,914	—	—
Borrowings on line of credit	19,500	14,061	17,208	6,544
Notes payable	10,750	12,151	26,595	21,442
Term loan facility	150,000	150,000	—	—
Total liabilities	221,410	218,728	69,589	47,123
Total stockholders’ equity	187,613	181,597	198,819	121,688
Total liabilities and stockholders’ equity	$409,023	$400,325	$268,408	$168,811

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012
Homebuilding and Operating Data	(unaudited)
Gross profit on sale of residential units(3) ($ in thousands)	$13,847	$12,244	$51,285	45,975	$10,463
Gross profit on sale of residential units as a % of revenue from sale of residential units	27.9%	24.7%	25.6%	27.3%	20.9%
New homes delivered	145	138	587	556	182
Average sales price of home delivered	$342,490	$359,681	$341,823	$303,222	$275,302
Land and lots sold	72	135	449	372	139
Average sales price of land and lots sold	$122,094	$99,056	$101,229	$90,591	95,455
Net new home orders	186	175	601	644	357
Historical Cancellation Rate	12.3%	15.4%	15.0%	14.8%	8.4%
Average selling communities	36	25	30	29	21
Backlog ($ in thousands)	$92,754	$69,458	$78,552	$58,634	$25,500
Backlog (units)	242	223	209	182	91
Average sales price of backlog	$383,281	$311,471	$375,847	$322,165	$280,220

___________

(1)	For the year ended December 31, 2014, we recognized a $26.6 million income tax benefit relating to the change in tax status of the JBGL entities, relating primarily to the tax attributes that arose from the Transaction. Immediately prior to the Transaction, JBGL consisted of entities that filed partnership tax returns for federal income tax purposes. Several of the underlying entities were wholly-owned limited liability companies (“LLC’s”), and were disregarded for federal income tax purposes, while several other entities had non-controlled interests, causing these LLC’s to be treated as regarded entities that filed partnership tax returns for federal income tax purposes. The Transaction resulted in the ownership of JBGL by Green Brick, a corporate entity. Effectively, JBGL and its wholly-owned LLC interests became disregarded for federal purposes, taxable as a branch of the corporate entity. As such, the Transaction resulted in a change in tax status of the partnerships.

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(2)	Due to the tax effects of the Transaction as described in footnote (1) above, net income attributable to Green Brick per share for the three months ended March 31, 2015 is not comparable to net income attributable to Green Brick per share for the three months ended March 31, 2014. Furthermore, the weighted average shares outstanding for the three months ended March 31, 2014 (which does not reflect the effects of the rights offering conducted as part of the Transaction) is not indicative of the Company’s future weighted average shares outstanding. We therefore present Basic Adjusted EPS and Diluted Adjusted EPS and Basic Adjusted and Diluted Adjusted weighted-average number of shares outstanding, which eliminate the tax provisions set forth in our statements of income by using pre-tax income, and which assume that the weighted average common shares as of March 31, 2015 were the same as March 31, 2015. We present these measures because we believe they are useful to management and investors in evaluating our operating performance and financing structure. We also believe these measures facilitate the comparison of our operating performance and financing structure with other companies in our industry. Because these measures are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”), they may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for, or superior to, financial measures prepared in accordance with GAAP.
The following table calculates the non-GAAP measure of Adjusted EPS for the three months ended March 31, 2015 and March 31, 2014 and reconciles these amounts to net income attributable to Green Brick, as reported and prepared in accordance with GAAP. Adjusted EPS for the three months ended March 31, 2014 means pre-tax income for the period presented divided by the weighted average number of common shares outstanding for the three months ended March 31, 2015. Pre-tax income represents net income attributable to Green Brick for the period excluding provision for income taxes attributable to Green Brick due to the change in tax status of the JBGL entities, from pass through entities to taxable entities, during three months ended December 31, 2014.

	Three Months Ended March 31,
(In thousands, except per share amounts):	2015	2014
Basic Adjusted EPS
Net income attributable to Green Brick — basic	$4,018	$7,349
Income tax provision attributable to Green Brick	2,184	326
Pre-tax income	$6,202	$7,675
Adjusted weighted-average number of shares outstanding — basic	31,346	31,346
Basic Adjusted EPS	$0.20	$0.24
Diluted Adjusted EPS
Net income attributable to Green Brick — diluted	$4,018	$7,349
Income tax provision attributable to Green Brick	2,184	326
Pre-tax income	$6,202	$7,675
Adjusted weighted-average number of shares outstanding — diluted	31,346	31,346
Diluted Adjusted EPS	$0.20	$0.24

(3)

Gross profit on sale of residential units is equal to the difference between sale of residential units and cost of residential units.

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RISK FACTORS

In considering whether to invest in our common stock, you should carefully consider all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should consider the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2014 and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which are incorporated by reference in this prospectus supplement, as well as the additional risks described below. Additional risks and uncertainties not currently known to us or those currently viewed by us to be immaterial may also materially and adversely affect us.

Risks Related to this Offering and the Ownership of Our Common Stock

The price of our common stock may continue to be volatile.

The trading price of our common stock is highly volatile and could be subject to future fluctuations in response to a number of factors beyond our control. In recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and those fluctuations could materially reduce our common stock price.

Certain large stockholders own a significant percentage of our shares and exert significant influence over us. Their interests may not coincide with yours and they may make decisions with which you may disagree.

Prior to this offering, Greenlight, Third Point and James R. Brickman, together with certain members of Mr. Brickman’s family, beneficially own approximately 49.9%, 17.1% and 8.4%, respectively, of the voting power of the Company. These large stockholders, acting together, could determine substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a sale or other change of control transaction. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

Greenlight, our largest stockholder, is currently our largest creditor. Greenlight exerts a significant influence over us and its interest as a creditor may not coincide with our interest as a company or your interest as a stockholder.

Greenlight controls approximately 49.9% of our outstanding common stock and we have incurred $150.0 million of indebtedness from Greenlight under our Term Loan Facility, which we intend to repay with the net proceeds of this offering. See “Use of Proceeds.” Until the Term Loan Facility is repaid, Greenlight, as our largest creditor, may have interests that may not always coincide with our interests as a company or the interests of our stockholders generally.

We do not intend to pay dividends on our common stock for the foreseeable future.

We have not paid any dividends since our inception and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, levels of indebtedness, statutory and contractual restrictions applying to the payment of dividends or contained in our financing instruments and other considerations that the board of directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

Certain large stockholders’ shares may be sold into the market in the future, which could cause the market price of our common stock to decrease significantly.

We believe that all or a significant portion of our common stock beneficially owned by Greenlight, Third Point and Mr. Brickman are “restricted securities” within the meaning of the federal securities laws because they were acquired from us on a private, non-registered basis. In connection with this offering, affiliates of Greenlight, Third Point and Mr. Brickman will enter into a customary lockup agreement with the underwriters. We have entered into registration rights agreements with each of these parties, however, that give these parties the right to require us to register the resale of their shares under certain circumstances. If these holders sell substantial amounts of these shares, the price of our common stock could decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

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Risk Related to Our Tax Asset, Indebtedness and Organizational Structure

Our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be limited.

As of December 31, 2014, we reported federal net operating loss carryforwards of approximately $178.8 million, which will begin to expire, if not used, beginning with the year ending December 31, 2029.

For accounting purposes, a valuation allowance is required to reduce our potential deferred tax assets if it is determined that it is more-likely-than-not that all or some portion of such assets will not be realized due to the lack of sufficient taxable income. Based on the availability of historical financial results, projections of pre-tax book income and the assessment of available positive and negative information, management believes, on a more-likely-than-not basis, that the deferred tax assets will be realized in full. Accordingly, no valuation allowance has been recorded at December 31, 2014 with respect to the federal net operating loss (“NOL”).

Our ability to utilize our tax attributes, such as NOL carryforwards and tax credits (“Tax Attributes”), will be subject to significant limitation for federal income tax purposes if we undergo an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). For this purpose, an ownership change generally occurs, as of any “testing date” (as defined under Section 382 of the Code), if our “5-percent shareholders” have collectively increased their ownership in our common stock by more than 50 percentage points over their lowest percentage ownership at any time during the relevant testing period, which generally begins the later of either January 1, 2008 or three years preceding the relevant testing date. In general, our 5-percent shareholders would include any (i) individual who owns 5% or more (directly, indirectly or constructively) of our common stock and (ii) “public groups” who own our common stock (even in certain cases if they own less than 5% of our common stock) or stock in higher tier entities who own 5% or more (directly, indirectly or constructively) of our common stock. A “public group” generally consists of a group of persons each of whom owns (directly, indirectly or constructively) less than 5% of our common stock. An ownership change may therefore occur following substantial changes in the direct or indirect ownership of our outstanding stock by one or more 5-percent shareholders over this period.

If we were to experience an ownership change, Section 382 of the Code imposes an annual limitation on the amount of our post-change taxable income that may be offset by our pre-change Tax Attributes. The limitation imposed by Section 382 of the Code for any post-change year is generally determined by multiplying the value of our common stock immediately before the ownership change by the applicable long-term tax-exempt rate. Any unused annual limitation may, subject to certain limits, be carried over to later years.

To reduce the likelihood of an ownership change, our board of directors has implemented the Section 382 rights agreement, and we have amended our Charter to add customary transfer and ownership limitations regarding preservation of our NOLs.

Our ability to utilize our Tax Attributes to reduce taxable income in future years may be limited for various reasons, including if our projected future taxable income is insufficient to recognize the full benefit of such Tax Attributes prior to their expiration and/or if the IRS successfully asserts that a transaction or transactions were concluded with the principal purpose of securing future tax benefits. There can be no assurance that we will have sufficient taxable income or that the IRS will not successfully challenge the use of our Tax Attributes to enable us to utilize the Tax Attributes in full before they expire.

Our substantial debt could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our debt-related obligations.

The total principal amount of our debt as of March 31, 2015 is $150.0 million (not including debt of certain of our subsidiaries relating to property acquisitions and development). In addition, the early repayment of the Term Loan Facility would result in a prepayment penalty of approximately $1.5 million. While we intend to repay the Term Loan Facility with the net proceeds of this offering, any substantial debt that we may currently have or may incur in the future could have important consequences for the holders of our common stock, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;
•	increasing our vulnerability to adverse economic or industry conditions;
•	limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;
•	requiring a substantial portion of our cash flows from operations and the proceeds of any capital markets offerings for the payment of interest on our debt and reducing our ability to use our cash flows to fund working capital, capital expenditures, acquisitions and general corporate requirements; and,
•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

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We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before its maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness in order to finance our operations or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, property acquisitions or developments, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements. If an event of default occurs under our Term Loan Facility, the lenders may accelerate our repayment obligations and/or exercise other remedies under the facility.

Provisions in our charter documents may delay or prevent our acquisition by a third party or may reduce the value of your investment.

Some provisions in our Amended and Restated Certificate of Incorporation (“Charter”) and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder may deem to be in his or her best interest. For example, our board of directors may determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. In addition, stockholders must provide advance notice to nominate directors or to propose business to be considered at a meeting of stockholders and may not take action by written consent. Additionally, both our 382 rights plan and our Charter contain transfer restrictions intended to prevent future acquisitions of our common stock that would limit our ability to use the NOLs. The existence of these provisions could also limit the price that investors may be willing to pay in the future for shares of our common stock.

Risks Related to our Business and Industry

The homebuilding industry is cyclical. A severe downturn in the industry, such as the one experienced in 2006 through 2011, could adversely affect our business, results of operations and stockholder’s equity.

The residential homebuilding industry is cyclical and is highly sensitive to changes in general economic conditions such as levels of employment, consumer confidence and income, availability of financing for acquisitions, construction and permanent mortgages, interest rate levels, inflation and demand for housing. Since early 2006, the U.S. housing market has been negatively impacted by declining consumer confidence, restrictive mortgage standards and large supplies of foreclosures, resales and new homes, among other factors. When combined with a prolonged economic downturn, high unemployment levels, increases in the rate of inflation and uncertainty in the U.S. economy, these conditions have contributed to decreased demand for housing, declining sales prices and increasing pricing pressure. While national data indicate that the overall demand for new homes improved during 2012, 2013, and 2014, in the event that the current recovery stalls or reverses and these economic and business trends continue or decline further, we could experience declines in the market value of our inventory and demand for our lots, homes and construction loans, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Our operating performance is subject to risks associated with the real estate industry.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for operations, as well as the value of our real estate assets. These events include, but are not limited to:

•	adverse changes in international, national or local economic and demographic conditions;
•	adverse changes in financial conditions of buyers and sellers of properties, particularly residential homes and land suitable for development of residential homes;
•	competition from other real estate investors with significant capital, including other real estate operating companies and developers and institutional investment funds;
•	fluctuations in interest rates, which could adversely affect the ability of homebuyers to obtain financing on favorable terms or at all;
•	unanticipated increases in expenses, including, without limitation, insurance costs, development costs, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies; and
•	changes in enforcement of laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws.

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In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in the purchase of homes or an increased incidence of home order cancellations. If we cannot successfully implement our business strategy, our business, prospects, liquidity, financial condition and results of operations will be adversely affected.

Further, acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism may cause disruption to the U.S. economy, or the local economies of the markets in which we operate, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, affect job growth and consumer confidence or cause economic changes that we cannot anticipate, all of which could reduce demand for our lots, homes and construction loans and adversely impact our business, prospects, liquidity, financial condition and results of operations.

Difficulty in obtaining sufficient capital could result in an inability to acquire land for our developments or increased costs and delays in the completion of development projects.

The homebuilding industry is capital-intensive and requires significant up-front expenditures to acquire land parcels and begin development. Land acquisition, development and construction activities may be adversely affected by any shortage or increased cost of financing or the unwillingness of third parties to engage in partnerships, joint ventures of other alternative arrangements.

We currently have access to a $25 million senior secured revolving line of credit. As of June 17, 2015, we have $4.5 million of available borrowing capacity under this line of credit. On June 16, 2015, we obtained a Commitment Letter from Inwood that provides for an increase of our existing revolving line of credit from $25 million to $30 million and for an extension of its maturity date from October 13, 2015 to the date that is two years after the closing of the modified revolving line of credit. The Commitment Letter also states that Inwood is in the process of obtaining approval to further increase the revolving line of credit to $50 million. Amounts outstanding under the revolving line of credit would, according to the Commitment Letter, be secured by first lien mortgages on certain of the Company’s subdivisions and guaranteed by the Company. The increase and extension contemplated by the Commitment Letter are not effective until final documentation is entered into. Following the closing of this offering and the application of the net proceeds thereof, we expect to seek in the third quarter of 2015 an additional $50 million senior secured credit facility in addition to the $50 million we expect to be available under the existing Inwood senior secured credit facility. We cannot assure you that we will be able to increase the existing revolving line of credit or extend its maturity or arrange another facility on acceptable terms or at all.

Furthermore, in the future, we may seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financings and/or securities offerings. The availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. The credit and capital markets have recently experienced significant volatility. If we are required to seek additional financing to fund our operations, continued volatility in these markets may restrict our flexibility to access such financing. If we are not successful in obtaining sufficient capital to fund our planned capital and other expenditures, we may be unable to acquire land for our housing developments and/or to develop the housing. Any difficulty in obtaining sufficient capital for planned development expenditures could also cause project delays and any such delay could result in cost increases. Any one or more of the foregoing events could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Our business and financial results could be adversely affected by significant inflation or deflation.

Inflation can adversely affect our homebuilding operations by increasing costs of land, financing, materials, labor and construction. While we attempt to pass on cost increases to homebuyers through increased prices, in a weak housing market, we may not be able to offset cost increases with higher selling prices. In addition, significant inflation is often accompanied by higher interest rates, which have a negative impact on housing demand. In a highly inflationary environment, depending on industry and other economic conditions, we may be precluded from raising home prices enough to keep up with the rate of inflation, which could reduce our profit margins. Moreover, with inflation, the costs of capital increase and the purchasing power of our cash resources could decline. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its adverse impact on our business or financial results.

Alternatively, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to a further deterioration in economic conditions, including an increase in the rate of unemployment. Deflation could also cause the value of our inventories to decline or reduce the value of existing homes below the related mortgage loan balance, which could potentially increase the supply of existing homes and have a negative impact on our results of operations.

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We are dependent on the continued availability and satisfactory performance of subcontractors which, if unavailable, could have a material adverse effect on our business.

We and our homebuilding subsidiaries conduct our land development and construction operations only as a general contractor. Virtually all land development and construction work is performed by unaffiliated third-party subcontractors. As a consequence, the timing and quality of the development of our land and the construction of our homes depends on the availability and skill of our subcontractors. There may not be sufficient availability of and satisfactory performance by these unaffiliated third-party subcontractors in the markets in which we operate. In addition, inadequate subcontractor resources could have a material adverse effect on our business.

We have recently experienced labor shortages and increased labor costs in both the Dallas and Atlanta markets. These labor shortages have resulted in higher wages for subcontractors, construction workers frequently moving between jobs for higher pay, increased prices and delays in projects.

Labor and raw material shortages and price fluctuations could delay or increase the cost of land development and home construction, which could materially and adversely affect our business.

The residential construction industry experiences labor and raw material shortages from time to time, including shortages in qualified tradespeople and supplies of insulation, drywall, cement, steel and lumber. These labor and raw material shortages can be more severe during periods of strong demand for housing if either of the regions in which we operate experiences a natural disaster that has a significant impact on existing residential and commercial structures. The cost of labor and raw materials may also be adversely affected during periods of shortage or high inflation. During the recent economic downturn, a large number of qualified tradespeople went out of business or otherwise exited the market in the Dallas and Atlanta regions. This reduction in available tradespeople exacerbated labor shortages as demand for new housing increased in these markets. Shortages and price increases could cause delays in, and increase our costs of, land development and home construction, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Failure to recruit, retain and develop highly skilled, competent employees may have a material adverse effect on our business and results of operations.

Key employees, including management team members at both the corporate and homebuilder subsidiary levels, are fundamental to our ability to obtain, generate and manage opportunities. If any of the management team members were to cease employment with us, our results of operations could suffer. Our ability to retain our management team or to attract suitable replacements should any members of its management team leave is dependent on the competitive nature of the employment market. The loss of services from key management team members or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. In addition, we do not maintain key person insurance in respect of any member of our senior management team.

In addition, key employees working in the land development, homebuilding and construction industries are highly sought after. Experienced employees in the homebuilding, land acquisition and construction industries are fundamental to our ability to generate, obtain and manage opportunities. In particular, local knowledge and relationships are critical to our ability to source attractive land acquisition opportunities. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, financial conditions and results of operations.

Our long-term success depends on our ability to acquire undeveloped land, partially-finished developed lots and finished lots suitable for residential homebuilding at reasonable prices, in accordance with our land investment criteria.

The homebuilding industry is highly competitive for suitable land and the risk inherent in purchasing and developing land increases as consumer demand for housing increases. The availability of finished and partially-finished developed lots and undeveloped land for purchase that meet our investment criteria depends on a number of factors outside our control, including land availability in general, competition with other homebuilders and land buyers, inflation in land prices, zoning, allowable housing density, the ability to obtain building permits and other regulatory requirements. Should suitable land or lots become more difficult to locate or obtain, the number of lots we may be able to develop and sell could decrease, the number of homes we may be able to build and sell could be reduced and the cost of land could increase, perhaps substantially, which could adversely impact our results of operations.

As competition for suitable land increases, the cost of acquiring both finished and undeveloped lots and the cost of developing owned land could rise and the availability of suitable land at acceptable prices may decline, which could adversely impact our financial results. The availability of suitable land assets could also affect the success of our land acquisition strategy, which may impact our ability to increase the number of actively selling communities, to grow our revenues and margins and to achieve or maintain profitability.

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If we are unable to develop communities successfully or within expected timeframes, our results of operations could be adversely affected.

Before a community generates any revenue, time and material expenditures are required to acquire and prepare land, entitle and finish lots, obtain development approvals, pay taxes and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It can take several years from the time that we acquire control of a property to the time that we make our first home sale on the site. Delays in the development of communities expose us to the risk of changes in market conditions for homes. A decline in our ability to develop and market our communities successfully and to generate positive cash flow from these operations in a timely manner could have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time.

Real estate investments are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in response to changing economic, financial and investment conditions is limited and we may be forced to hold non-income producing assets for an extended period of time. We cannot predict whether we will be able to sell any property for the price or on the terms that we set or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We depend on the success of our controlled homebuilding subsidiaries.

We participate in the homebuilding business through subsidiaries in which we own a 50% controlling interest, which we refer to as our “controlled builders.” We have entered into arrangements with these controlled builders in order to take advantage of the local knowledge and relationships of the controlled builders, acquire attractive land positions and brand images, manage our risk profile and leverage our capital base. The viability of our participation in the homebuilding business depends on our ability to maintain good relationships with our controlled builders. Our controlled builders are focused on maximizing the value of their operations and working with a partner that can help them be successful. The effectiveness of our management, the value of our expertise and the rapport we maintain with our controlled builders are important factors for new builders considering doing business with us and may affect our ability to attract homebuyers, subcontractors, employees or others upon whom our business, financial condition and results of operations ultimately depend. Further, our relationships with our controlled builders generate additional business opportunities that support our growth. If we are unable to maintain good relationships with our controlled builders, we may be unable to fully take advantage of existing agreements or expand our relationships with these controlled builders. Additionally, our opportunities for developing new relationships with additional builders may be adversely impacted.

We sell lots to our controlled builders for their homebuilding operations and provide them loans to finance home construction. If our controlled builders fail to successfully execute their business strategies for any reason, they may be unable to purchase lots from us, repay outstanding construction finance loans made by us or borrow from us in the future, any of which could negatively impact our business, financial condition and results of operations.

If we are required to either repurchase or sell a substantial portion of the equity interest in our controlled homebuilding subsidiaries, our capital resources and financial condition could be adversely affected.

The operating agreements governing two of our controlled homebuilding subsidiaries contain buy-sell provisions that may be triggered in certain circumstances. In the event that a buy-sell event occurs, our builder will have the right to initiate a buy-sell process, which may happen at an inconvenient time for us. In the event the buy-sell provisions are exercised at a time when we lack sufficient capital to purchase the remaining equity interest, we may elect to sell our equity interest in the entity. If we are forced to sell our equity interest, we will no longer benefit from the future operations of the applicable entity. If a buy-sell provision is exercised and we elect to purchase the interest in an entity that we do not already own, we may be obligated to expend significant capital in order to complete such acquisition, which may result in our being unable to pursue other investments or opportunities. If either of these events occurs, our revenue and net income could decline or we may not have sufficient capital necessary to implement our growth strategy.

Our geographic concentration could materially and adversely affect us if the homebuilding industry in our current markets should decline.

Our business strategy is focused on the development of land, the issuance of construction finance loans and the design, construction and sale of single-family detached and attached homes in the Dallas and Atlanta markets, as well as the eventual entry into other attractive geographic markets. In Dallas, we principally operate in the counties of Dallas, Collin and Denton. In Atlanta, we principally operates in the counties of Fulton, Gwinnett, Cobb, Forsyth and Dekalb. To the extent housing demand and population growth slow in our core markets, our favorable growth outlook may not be realized. Furthermore, we may be unable to compete effectively with the resale home market in our core markets. Because our operations are concentrated in these areas, a prolonged economic downturn in one or more of these areas could have a material adverse effect on our business, prospects, liquidity, financial

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condition and results of operations, and a disproportionately greater impact on us than other homebuilders with more diversified operations. Further, slower rates of population growth or population declines in the Dallas or Atlanta markets, especially as compared to the high population growth rates in prior years, could affect the demand for housing, causing home prices in these markets to fall and adversely affect our business, financial condition and results of operations.

Our developments are subject to extensive government regulation, which could cause us to incur significant liabilities or restrict our business activities.

Our developments are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters that impose restrictive zoning and density requirements, the result of which is to limit the number of homes that can be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local governments also have broad discretion regarding the imposition of development and service fees for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development. As a result, lot and home sales could decline and costs could increase, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

If the market value of our land and homes drops significantly, our profits would decrease.

The market value of land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions, and the measures we employ to manage inventory risk may not be adequate to insulate our operations from a severe drop in inventory values. We acquire land for replacement of land inventory and expansion within our current markets, and may in the future acquire land for expansion into new markets. If housing demand decreases below what we anticipated when we acquired our inventory, we may not be able to generate profits consistent with those we have generated in the past and we may not be able to recover our costs when we sell lots and homes. When market conditions are such that land values are not appreciating, option arrangements previously entered into may become less desirable, at which time we may elect to forego deposits and pre-acquisition costs and terminate such arrangements. In the face of adverse market conditions, we may have substantial inventory carrying costs, may have to write down our inventory to its fair value in accordance with generally accepted accounting principles and/or may have to sell land or homes at a loss. Any material write-downs of assets, or sales at a loss, could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

The terms and availability of mortgage financing can affect consumer demand for homes and the ability of homebuyers to complete the purchase of a home. Because most of our homebuyers, and the homebuyers of those entities to whom we sell lots, finance the purchase of their homes, unfavorable terms in, or the unavailability of, mortgage financing could materially and adversely affect us.

Our business depends on the ability of our homebuyers, as well as the ability of those who buy homes from the homebuilding entities to which we sell lots (our “homebuilding customers”), to obtain financing for the purchase of their homes. Many of these homebuyers must sell their existing homes in order to buy a home from us or our homebuilding customers. Since 2009, the U.S. residential mortgage market as a whole has experienced significant instability due to, among other things, defaults on subprime and other loans, resulting in the declining market value of such loans. In light of these developments, lenders, investors, regulators and other third parties questioned the adequacy of lending standards and other credit requirements for several loan programs made available to borrowers in recent years. This has led to tightened credit requirements and an increase in indemnity claims for mortgages. Deterioration in credit quality among subprime and other nonconforming loans has caused most lenders to eliminate subprime mortgages and most other loan products that do not conform to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal Housing Administration (the “FHA”) or Veterans Administration (the “VA”) standards. Fewer loan products and tighter loan qualifications, in turn, make it more difficult for a borrower to finance the purchase of a new home or the purchase of an existing home from a potential “move-up” buyer who wishes to purchase a home from us or our homebuilding customers. If potential buyers of our or our homebuilding customers’ homes, or the buyers of those potential buyers’ existing homes, cannot obtain suitable financing, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected.

Interest rate increases or changes in federal lending programs or other regulations could lower demand for our lots, homes and construction finance loans, which could materially and adversely affect our business and results of operations.

Rising interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may lead to reduced demand for our homes, lots and construction loans. Increased interest rates can also hinder our ability to realize our backlog because certain of our home purchase contracts provide homebuyers with

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a financing contingency. Financing contingencies allow homebuyers to cancel their home purchase contracts in the event that they cannot arrange for adequate financing. As a result, rising interest rates can decrease our home sales and mortgage originations. Any of these factors could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

In addition, as a result of the turbulence in the credit markets and mortgage finance industry, the federal government has taken on a significant role in supporting mortgage lending through its conservatorship of Fannie Mae and Freddie Mac, both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, and its insurance of mortgages originated by lenders through the FHA and the VA. The availability and affordability of mortgage loans, including consumer interest rates for such loans, could be adversely affected by a curtailment or cessation of the federal government’s mortgage-related programs or policies. The FHA may continue to impose stricter loan qualification standards, raise minimum down payment requirements, impose higher mortgage insurance premiums and other costs and/or limit the number of mortgages it insures. Due to growing federal budget deficits, the U.S. Treasury may not be able to continue supporting the mortgage-related activities of Fannie Mae, Freddie Mac, the FHA and the VA at present levels, or it may revise significantly the federal government’s participation in and support of the residential mortgage market. Further, in 2013 the Obama administration proposed the wind-down of Fannie Mae and Freddie Mac, a proposal supported by Julian Castro, the current Secretary of Housing and Urban Development. Because the availability of Fannie Mae, Freddie Mac, FHA- and VA-backed mortgage financing is an important factor in marketing and selling many of our homes, any limitations, restrictions or changes in the availability of such government-backed financing could reduce our home sales, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Furthermore, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law. This legislation provides for a number of new requirements relating to residential mortgages and mortgage lending practices, many of which are to be developed further by implementing rules. These include, among others, minimum standards for mortgages and lender practices in making mortgages, limitations on certain fees and incentive arrangements, retention of credit risk and remedies for borrowers in foreclosure proceedings. The effect of these provisions on lending institutions will depend on the rules that are ultimately enacted. These requirements, however, as and when implemented, are expected to reduce the availability of loans to borrowers and/or increase the costs to borrowers to obtain such loans. Any such reduction could result in a decline of our home sales, lot sales and construction finance loan portfolio which could materially and adversely affect our business and results of operations.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions, which would have an adverse impact on us.

The unemployment rate in the United States was 5.6% as of December 2014, according to the U.S. Bureau of Labor Statistics (“BLS”). In addition, the labor force participation rate reported by the BLS has been declining, from 66.2% in January 2008 to 62.7% in December 2014, potentially reflecting an increased number of “discouraged workers” who have left the labor force. People who are not employed, are underemployed, who have left the labor force or are concerned about the loss of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on us both by reducing demand for our homes, lots and construction loans and by increasing the supply of homes for sale.

Any limitation on, or reduction or elimination of, tax benefits associated with owning a home would have an adverse effect on the demand for our homes, lots and construction loans, which could be material to our business.

Changes in federal income tax laws may affect demand for new homes. Current tax laws generally permit significant expenses associated with owning a home, primarily mortgage interest expense and real estate taxes, to be deducted for the purpose of calculating an individual’s federal and, in many cases, state taxable income. Various proposals have been publicly discussed to limit mortgage interest deductions and to limit the exclusion of gain from the sale of a principal residence. If such proposals were enacted without offsetting provisions, the after-tax cost of owning a new home would increase for many of our potential homebuyers and the potential homebuyers of our homebuilding customers. Enactment of any such proposal may have an adverse effect on the homebuilding industry in general, as the loss or reduction of homeowner tax deductions could decrease the demand for new homes.

The occurrence of severe weather or natural disasters could increase our operating expenses and reduce our revenues and cash flows.

The climates and geology of the states in which we operate, Georgia and Texas, present increased risks of severe weather and natural disasters. The occurrence of severe weather conditions or natural disasters can delay new home deliveries and lot development, reduce the availability of materials and/or negatively impact the demand for new homes in affected areas. For example, the winter of 2013 - 2014 brought severe weather conditions in the states in which we operate, including extreme rain in Atlanta and abnormally low temperatures and icy conditions in the Dallas region, which hindered land development and delayed home construction.

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Further, to the extent that hurricanes, severe storms, earthquakes, tornadoes, droughts, floods, wildfires or other natural disasters or similar events occur, our homes under construction or our building lots could be damaged or destroyed, which may result in losses exceeding our insurance coverage. Any of these events could increase our operating expenses, impair our cash flows and reduce our revenues.

High cancellation rates may negatively impact our business.

Our backlog reflects the number and value of homes for which we have entered into non-contingent sales contracts with homebuyers but not yet delivered. (While we may accept sales contracts on a contingent basis in limited circumstances, such contracts are not included in our backlog until the contingency is removed.) Although these sales contracts typically require a cash deposit and do not allow for the sale to be contingent on the sale of the homebuyer’s existing home, a homebuyer may in certain circumstances cancel the contract and receive a complete or partial refund of the deposit as a result of local laws or contract provisions. If home prices decline, the national or local homebuilding environment or general economy weakens, our neighboring competitors reduce their sales prices (or increase their sales incentives), interest rates increase or the availability of mortgage financing tightens, homebuyers may have an incentive to cancel their contracts with us, even where they might be entitled to no refund or only a partial refund. Significant cancellations could have a material adverse effect on our business as a result of lost sales revenue and the accumulation of unsold housing inventory.

We may not be able to compete effectively against competitors in the homebuilding, land development and financial services industries.

Competition in the land development and homebuilding industries is intense, and there are relatively low barriers to entry. Land developers and homebuilders compete for, among other things, homebuyers, desirable land parcels, financing, raw materials and skilled labor. Increased competition could hurt our business, as it could prevent us from acquiring attractive land parcels for development and resale or homebuilding (or make such acquisitions more expensive), hinder our market share expansion and lead to pricing pressures that adversely impact its margins and revenues. If we are unable to compete successfully, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products. Furthermore, a number of our primary competitors are significantly larger, have a longer operating history and may have greater resources or lower cost of capital than us. Accordingly, they may be able to compete more effectively in one or more of the markets in which we operate. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which we operate. Our homebuilding business also competes for sales with individual resales of existing homes and with available rental housing.

Our construction financing business competes with other lenders, including national, regional and local banks and other financial institutions, some of which have greater access to capital or different lending criteria and may be able to offer more attractive financing to potential homebuyers.

Our future growth may include additional strategic investments, joint ventures, partnerships and/or acquisitions of companies that may not be as successful as we anticipate and could disrupt our ongoing businesses and adversely affect our operations.

Our investments in our homebuilding subsidiaries have contributed to our historical growth and similar investments may be a component of our growth strategy in the future. We may make additional strategic investments, enter into new joint venture or partnership arrangements or acquire businesses, some of which may be significant. These endeavors may involve significant risks and uncertainties, including distraction of management from current operations, significant start-up costs, insufficient revenues to offset expenses associated with these new investments and inadequate return of capital on these investments, any of which may adversely affect our financial condition and results of operations. Our failure to successfully identify and manage future investments, joint ventures, partnerships or acquisitions could harm our results of operations.

We may be unable to obtain suitable bonding for the development of our housing projects.

We are often required to provide bonds to governmental authorities and others to ensure the completion of our projects. As a result of market conditions, surety providers have been reluctant to issue new bonds and some providers are requesting credit enhancements (such as cash deposits or letters of credit) in order to maintain existing bonds or to issue new bonds. If we are unable to obtain required bonds for our future projects, or if we are required to provide credit enhancements with respect to our current or future bonds, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected.

We are subject to environmental laws and regulations, which may increase our costs, limit the areas in which we can build homes and develop land and delay completion of our projects.

We are subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental laws that apply to any given homebuilding or development site vary according to multiple factors, including the site’s location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and

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can prohibit or severely restrict homebuilding and land development activity in environmentally sensitive regions or areas. In addition, in those cases where an endangered or threatened species is involved, environmental rules and regulations can result in the restriction or elimination of development in identified environmentally sensitive areas. From time to time, the United States Environmental Protection Agency and similar federal or state agencies review homebuilders’ compliance with environmental laws and may levy fines and penalties for failure to comply strictly with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs. Further, we expect that increasingly stringent requirements will be imposed on homebuilders and land developers in the future. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

Under various environmental laws, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for related damages, including for bodily injury, and for investigation and clean-up costs incurred by such parties in connection with the contamination.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the land development and homebuilding industries poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities and our ability to attract employees, subcontractors and homebuyers, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Poor relations with the residents of our communities, or with local real estate agents, could negatively impact our home sales, which could cause our revenues or results of operations to decline.

Residents of communities we develop rely on us to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by us to resolve these issues or disputes could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could adversely affect sales or our reputation. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or to modify its community development plans, which could adversely affect our results of operations.

Most of our potential homebuyers engage local real estate agents that are unaffiliated with us in connection with their search for a new home. If we do not maintain good relations with, and a good reputation among, these real estate agents, the agents may not encourage potential homebuyers to consider, or may actively discourage homebuyers from considering, our communities, which could adversely affect its results of operations.

Information technology failures and data security breaches could harm our business.

We use information technology and other computer resources to carry out important operational and marketing activities, as well as to maintain our business records, including information provided by our homebuyers. Many of these resources are provided to us and/or maintained on our behalf by third-party service providers pursuant to agreements that specify certain security and service level standards. Our ability to conduct our business may be impaired if these resources are compromised, degraded, damaged or fail, whether due to a virus or other harmful circumstance, intentional penetration or disruption of our information technology resources by a third party, natural disaster, hardware or software corruption or failure or error (including a failure of security controls incorporated into or applied to such hardware or software), telecommunications system failure, service provider error or failure, intentional or unintentional personnel actions (including the failure to follow our security protocols) or lost connectivity to networked resources. A significant and extended disruption in the functioning of these resources could damage our reputation and cause us to lose homebuyers, sales and revenue.

Product liability claims and litigation and warranty claims that arise in the ordinary course of business may be costly, which could adversely affect our business.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the homebuilding industry and can be costly. In addition, the costs of insuring against construction defect and product liability claims are high, and the amount of coverage offered by insurance companies is currently limited. This coverage may be further restricted and become more costly. If the limits or coverages of our current and former insurance programs prove inadequate, or we are not able to obtain adequate, or reasonably priced, insurance against these types of claims in the future, or the amounts currently provided for future warranty or insurance claims are inadequate, we may experience losses that could negatively impact our financial results.

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Our business is seasonal in nature, so our quarterly results of operations may fluctuate.

Historically, the homebuilding industry experiences seasonal fluctuations in quarterly results of operations and capital requirements. We typically experience the highest new home order activity in spring and summer, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes four to six months to construct a new home, we deliver more homes in the second half of the year as spring and summer home orders convert to home deliveries. Because of this seasonality, homes starts, construction costs and related cash outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occurs during the second half of the year. We expect this seasonal pattern to continue over the long-term, although we may also be affected by volatility in the homebuilding industry.

Additionally, weather-related problems may occur in the late winter and early spring, delaying starts or closings or increasing costs and reducing profitability. In addition, delays in opening new communities or new sections of existing communities could have an adverse impact on home sales and revenues. Expenses are not incurred and recognized evenly throughout the year. Because of these factors, our quarterly results of operations may be uneven and may be marked by lower revenues and earnings in some quarters than in others.

Utility and resource shortages or rate fluctuations could have an adverse effect on our operations.

The markets in which we operate may in the future be subject to utility and resource shortages, including significant changes to the availability of electricity and water. Shortages of natural resources in our markets, particularly of water, may make it more difficult for us to obtain regulatory approval of new developments. We have also experienced material fluctuations in utility and resource costs across our markets, and we may incur additional costs and may not be able to complete construction on a timely basis if such fluctuations arise. Our lumber inventory is particularly sensitive to these shortages. Furthermore, these shortages and rate fluctuations may adversely affect the regional economies in which we operate, which may reduce demand for our homes, lots and construction loans and negatively affect our business and results of operations.

Our business and financial results could be adversely affected by the failure of persons who act on our behalf to comply with applicable regulations and guidelines.

Although we expect all of our employees, officers and directors to comply at all times with all applicable laws, rules and regulations, there may be instances in which subcontractors or others through whom we do business engage in practices that do not comply with applicable regulations or guidelines. Should we learn of practices relating to homes we build, lots we develop or financing we provide that do not comply with applicable regulations or guidelines, we would move actively to stop the non-complying practices as soon as possible and would take disciplinary action with regard to employees who were aware of the practices and did not take steps to address them, including in some instances terminating their employment. However, regardless of the steps we take after we learns of practices that do not comply with applicable regulations or guidelines, we can in some instances be subject to fines or other governmental penalties, and our reputation can be injured, due to the practices’ having taken place.

We may become subject to litigation, which could materially and adversely affect us.

In the future, we may become subject to litigation, including claims relating to our operations and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves. However, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters may result in us having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.

We may suffer uninsured losses or suffer material losses in excess of insurance limits.

We could suffer physical damage to property and liabilities resulting in losses that may not be fully recoverable by insurance. In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies or otherwise be subject to significant deductibles or limits. Should an uninsured loss or a loss in excess of insured limits occur or be subject to deductibles, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In addition, we could be liable to repair damage or meet liabilities caused by risks that are uninsured or subject to deductibles. We may be liable for any debt or other financial obligations related to affected property. Material losses or liabilities in excess of insurance proceeds may occur in the future.

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The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Prior to the completion of the Transaction, JBGL had operated as a privately-held company since it began operations in 2008. Since the consummation of the Transaction, we have been required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements has been and will continue to be time-consuming and will result in increased costs and could have a negative effect on our business, financial condition and results of operations.

As a public company, we are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act of 2002 (as amended, the “Sarbanes-Oxley Act”). These requirements may place a strain on our system and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. Since the consummation of the Transaction, we have been implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also may require us to commit additional management, operational and financial resources to identify new professionals to join us and to maintain appropriate operation and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. Failure to establish and maintain effective internal control over financial reporting could have an adverse effect on our business and results of operations.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. During the financial statement audit procedures conducted in connection with the preparation of JBGL’s consolidated financial statements in connection with the Transaction, we identified material weaknesses in JBGL’s internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Additionally, as a result of management’s assessment of our internal control over financial reporting as of December 31, 2014, management concluded that there were material weaknesses in our internal control over financial reporting and that as a result our disclosure controls and procedures were not effective. See Item 9A of Part II of our Annual Report on Form 10-K for the year ended December 31, 2014 for a description of the identified material weaknesses and our remediation plans.

While we have taken a number of actions and continue to devote significant time and attention to remedy the identified material weaknesses in our internal control over financial reporting, we are still in the process of implementing our remediation plan and additional time and effort will be required to complete the implementation. There can be no assurance that we will be able to remediate these material weaknesses or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to complete our remediation in a timely manner, to remediate material weaknesses or significant deficiencies noted by our management or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations, result in material misstatements in our financial statements, result in harm to our business and could cause investors to lose confidence in our reported financial information. The foregoing may result in a material adverse effect on our business, prospects, liquidity, financial condition and results of operations and a decline in the trading price of our common stock. Failure to comply with Section 404 of the Sarbanes-Oxley Act and the related rules of the SEC could potentially subject us to sanctions or investigations by the SEC, the Financial Industry Regulatory Authority or other regulatory authorities.

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FORWARD-LOOKING STATEMENTS

This prospectus supplement includes statements and information that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are “forward-looking statements” include any projections of earnings, revenue or other financial items, any statements of the plans, strategies or objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, any statements concerning potential acquisitions, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “outlook,” “strategy,” “positioned,” “intends,” “plans,” “believes,” “projects,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business. In addition, even if results are consistent with the forward-looking statements contained in this prospectus supplement, those results may not be indicative of results or developments in subsequent periods. Furthermore, industry forecasts are likely to be inaccurate, especially over long periods of time and in industries particularly sensitive to market conditions such as homebuilding and builder finance.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	cyclicality in the homebuilding industry and adverse changes in general economic conditions;
•	fluctuations and cycles in value of, and demand for, real estate investments;
•	significant inflation or deflation;
•	the unavailability of subcontractors;
•	labor and raw material shortages and price fluctuations;
•	the failure to recruit, retain and develop highly skilled and competent employees;
•	an inability to acquire undeveloped land, partially-finished developed lots and finished lots suitable for residential homebuilding at reasonable prices;
•	an inability to develop communities successfully or within expected timeframes;
•	an inability to sell properties in response to changing economic, financial and investment conditions;
•	risks related to participating in the homebuilding business through controlled homebuilding subsidiaries;
•	risks relating to buy-sell provisions in the operating agreements governing two builder subsidiaries;
•	risks related to geographic concentration;
•	risks related to government regulation;
•	the interpretation of or changes to tax, labor and environmental laws;
•	the timing of receipt of regulatory approvals and of the opening of projects;
•	fluctuations in the market value of land, building lots and housing inventories;
•	volatility of mortgage interest rates;
•	the unavailability of mortgage financing;
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•	the number of foreclosures in our markets;
•	interest rate increases or adverse changes in federal lending programs;
•	increases in unemployment or underemployment;
•	any limitation on, or reduction or elimination of, tax benefits associated with owning a home;
•	the occurrence of severe weather or natural disasters;
•	high cancellation rates;
•	competition in the land development, homebuilding and financial services industries;
•	risks related to future growth through strategic investments, joint ventures, partnerships and/or acquisitions;
•	the inability to obtain suitable bonding for the development of housing projects;
•	difficulty in obtaining sufficient capital;
•	risks related to environmental laws and regulations;
•	the occurrence of a major health and safety incident;
•	poor relations with the residents of our communities;
•	information technology failures and data security breaches;
•	product liability claims, litigation and warranty claims;
•	the seasonality of the homebuilding industry;
•	utility and resource shortages or rate fluctuations;
•	the failure of employees or other representatives to comply with applicable regulations and guidelines;
•	future litigation, arbitration or other claims;
•	uninsured losses or losses in excess of insurance limits;
•	cost and availability of insurance and surety bonds;
•	continued volatility and uncertainty in the credit markets and broader financial markets;
•	availability, terms and deployment of capital;
•	our debt and related service obligations;
•	required accounting changes;
•	an inability to maintain effective internal control over financial reporting; and
•	other risks and uncertainties inherent in our business, including those described under Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and those risks and uncertainties that may be identified in our Quarterly Reports on Form 10-Q and our other filings with the SEC and/or press releases from time to time.

Should one or more of the risks or uncertainties described above or elsewhere in this prospectus supplement occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, we disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement.

All forward-looking statements attributable to us or to persons acting on our behalf, including any such forward-looking statements made subsequent to the publication of this prospectus supplement, are expressly qualified in their entirety by this cautionary statement.

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USE OF PROCEEDS

We estimate that we will receive net proceeds, after giving effect to deductions for the underwriting discount and commissions and other estimated offering expenses, of approximately $165.6 million, or approximately $173.5 million if the underwriters exercise in full their option to purchase up to 841,500 additional shares of common stock, from the sale of our common stock in this offering.

We intend to use the net proceeds from this offering to repay all of the $150.0 million of outstanding indebtedness under the Loan Agreement we entered into with Greenlight, our largest shareholder, in connection with the Transaction, and to use any excess proceeds for working capital and general corporate purposes. The indebtedness under the Loan Agreement, which funded part of the Transaction, has a five year term and bears interest at 9.0% per annum, payable quarterly, until October 27, 2015 and at 10.0% per annum thereafter. Voluntary prepayments of the Term Loan Facility are permitted at any time, subject to a 1.0% prepayment premium for all prepayments made prior to October 27, 2017. Until the Term Loan Facility is repaid, the net proceeds of this offering will be held in cash or cash equivalents.

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CAPITALIZATION

The following table sets forth our historical consolidated cash and cash equivalents and capitalization as of March 31, 2015:

•	on an actual basis; and
•	on an as-adjusted basis, after giving effect to (1) the issuance and sale of the common stock offered hereby (assuming no exercise of the underwriters’ option to purchase additional shares), (2) the increase in our revolving line of credit to $30 million as described under “Summary—Recent Developments” and (3) the repayment of the Term Loan Facility as described under “Use of Proceeds.”

The historical data in the table are derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, incorporated by reference in this prospectus supplement and the accompanying prospectus. You should also read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and the related notes thereto from our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. See “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2015
	Actual	As Adjusted
	(in thousands)
Cash and equivalents(1)	$17,068	$31,159

Borrowings on line of credit(2)	19,500	19,500
Notes payable	10,750	10,750
Term loan facility	150,000	—
Total debt	180,250	30,250

Stockholders’ equity
Green Brick Partners, Inc. stockholders’ equity
Common shares, $0.01 par value	313	483
Additional paid-in capital	101,709	267,130
Retained earnings	73,937	73,937
Total Green Brick Partners, Inc. stockholders’ equity	175,959	341,550
Noncontrolling interests	11,654	11,654
Total stockholders’ equity	187,613	353,204
Total capitalization	$367,863	$383,454

__________

(1)	As Adjusted column reflects a $1.5 million prepayment premium with respect to the Term Loan Facility.

(2)	At June 17, 2015, borrowings on lines of credit totaled $20.5 million.

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DIVIDEND POLICY

We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, levels of indebtedness, statutory and contractual restrictions applying to the payment of dividends or contained in our financing instruments and other considerations that the board of directors deems relevant. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future.”

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the The Nasdaq Capital Market under the symbol “GRBK.” The following table sets forth on a per share basis the high and low closing sales prices for our common stock as reported on The Nasdaq Capital Market for the quarterly periods indicated. The pre-Transaction prices were adjusted for the rights offering that was completed as part of the financing of the Transaction. Additionally, the prices depicted in the table below represent our past performance as an ethanol producer from December 31, 2009 to November 21, 2013, as a shell company with no substantial operations from November 22, 2013 to October 26, 2014 and as Green Brick Partners, Inc. since October 27, 2014. The closing price of our common stock on June 25, 2015 was $10.27.

	Price Range of Common Stock
	High	Low
Fiscal Year 2013
First Quarter	$4.39	$2.71
Second Quarter	3.36	2.01
Third Quarter	2.76	2.19
Fourth Quarter	2.38	0.95
Fiscal Year 2014
First Quarter	4.76	1.12
Second Quarter	5.74	3.37
Third Quarter	8.23	4.07
Fourth Quarter	8.77	5.17
Fiscal Year 2015
First Quarter	8.34	7.05
Second Quarter (through June 25, 2015)	10.71	8.20

The number of registered shareholders of our common stock at June 19, 2015 was approximately 29.We believe the number of beneficial owners of our common stock is substantially greater than the number of record holders because a large portion of our outstanding common stock is held of record in broker “street names” for the benefit of individual investors.

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MANAGEMENT

Set forth below are the names, ages and positions of our executive officers and directors as of June 22, 2015.

Name	Age	Position	Board Committees
James R. Brickman	63	Chief Executive Officer and Director
John Jason Corley	39	Chief Operating Officer
Richard A. Costello	56	Chief Financial Officer
Jed Dolson	37	Head of Land Acquisition and Development
David Einhorn	46	Chairman of the Board of Directors
Harry Brandler	44	Director
Kathleen Olsen	43	Director	Audit*, Compensation, Governance
Richard S. Press	76	Director	Audit, Compensation*
John R. Farris	42	Director	Audit, Governance
Elizabeth K. Blake	63	Director	Compensation, Governance*

___________

*	Committee Chair

Biographical Information

The following is a summary of certain biographical information concerning our executive officers and non-employee directors.

James R. Brickman. Mr. Brickman is our Chief Executive Officer and has been one of our directors since October 2014. He was the founding manager and advisor of each of JBGL Capital LP since 2008 and JBGL Builder Finance LLC since 2010. Prior to forming JBGL in 2008, Mr. Brickman was a manager of various joint ventures and limited partnerships that developed and/or built low and high rise office buildings, multifamily and condominium homes and single family homes, entitled land, and supervised a property management company. He previously also served as Chairman and CEO of Princeton Homes Ltd. and Princeton Realty Corporation, which developed land, constructed single family custom homes, and managed apartments it built. Mr. Brickman has over 35 years of experience in nearly all phases of real estate construction, development, and real estate finance property management. He received a B.B.A. and M.B.A. from Southern Methodist University. Mr. Brickman brings to the Board substantial experience in residential land development, the homebuilding industry and management.

John Jason Corley. Mr. Corley has been our Chief Operating Officer since October 2014 and served as our Interim Chief Financial Officer from October 2014 until April 2015. He has been the Chief Operating Officer of JBGL Builder Finance LLC since January 2013. His responsibilities include oversight of all construction lending, working with our controlled builders on operating/accounting systems and planning for their future growth. From February 2011 to January 2013, he served as Operations Director of JBGL Finance LLC. Prior to joining JBGL in 2010, he worked for five years as an auditor for Arthur Andersen and Ernst & Young, then for six years as a financial and land acquisition analyst for K. Hovnanian Homes in Texas and Florida. Mr. Corley received a B.S. degree in Accounting and his M.B.A from Louisiana Tech University.

Richard A. Costello. Mr. Costello has been our Chief Financial Officer since April 2015. From January 2015 until his appointment as Chief Financial Officer, Mr. Costello served as our Vice President of Finance. He has over 25 years of financial and operational experience in all aspects of real estate management. Since 2007, Mr. Costello has been a private investor. Previously he worked for 16 years at GL Homes of Florida, one of the largest private developers and home builders in Florida. There he served as Chief Financial Officer and Chief Operating Officer as well as in other senior financial management roles. Prior to joining GL Homes, Mr. Costello worked for six years as AVP-Finance for Paragon Group, a regional commercial real estate developer, and four years as an auditor for KPMG. Mr. Costello received a B.S. degree in Accounting from the University of Central Florida and his M.B.A from the Kellogg School of Northwestern University.

Jed Dolson. Mr. Dolson has been our Head of Land Acquisition and Development since October 2014. Prior to that time he was the Head of Land Acquisition and Development of JBGL from September 2013. From March 2010 to September 2013, Mr. Dolson served as a managing member of Pecos One LLC, a consulting firm that provided services to JBGL. Prior to joining JBGL Capital, LP, Mr. Dolson worked for three years at Jones & Boyd Engineering, and later he served five years as Director of Development for a local private residential developer. Mr. Dolson received a B.S. degree in Civil Engineering from Texas A&M University and a Master’s Degree in Civil Engineering from Stanford University.

David Einhorn. Mr. Einhorn has been one of our directors since May 2006 and has been Chairman of the Board since October 2014. Since 1996, Mr. Einhorn has been the President of Greenlight Capital, Inc., one of our principal stockholders and an investment management company he co-founded. Mr. Einhorn serves as Chairman of Greenlight Capital Re, Ltd. Mr. Einhorn received a Bachelor of Arts degree in Government from Cornell University. Mr. Einhorn provides the Board with crucial investment expertise and business experience.

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Harry Brandler. Mr. Brandler has been one of our directors since October 2014. Since December 2001, Mr. Brandler has served as the Chief Financial Officer of Greenlight Capital, Inc. Prior to joining Greenlight Capital, Inc., from 2000 to 2001, Mr. Brandler served as Chief Financial Officer of Wheatley Partners, a venture capital firm, where he oversaw the firm’s back office operations and restructured the firm’s marketing, client relationships and technology. From 1996 to 2000, Mr. Brandler served as a Manager at Goldstein, Golub & Kessler, where he provided audit, tax and consulting services to investment partnerships and other financial organizations and where he was promoted to Manager in January 1999. Mr. Brandler received a B.S. in Accounting from New York University in 1993. Mr. Brandler was admitted as a Certified Public Accountant in New York in 1996. Mr. Brandler brings to the Board his substantial knowledge and experience in the areas of finance, accounting and management.

Kathleen Olsen. Ms. Olsen has been one of our directors since October 2014. Since 2011, Ms. Olsen has been a private investor. From 1999 through 2011, Ms. Olsen served as Chief Financial Officer of Eminence Capital, LLC, a long/short global equity fund. From 1993 to 1999, Ms. Olsen served as audit manager, specializing in investment partnerships, at Anchin, Block & Anchin LLP, a public accounting firm located in New York City. Ms. Olsen received a Bachelor of Science degree with honors from the State University of New York at Albany. Ms. Olsen is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants. Ms. Olsen has extensive knowledge of accounting and a background in finance which enables her to make valuable and important contributions to the Board.

Richard S. Press. Mr. Press has been one of our directors since October 2014. Before retiring, Mr. Press was a Senior Vice President at Wellington Management from 1994 to 2006, where he started and built the firm’s insurance asset management practice. Prior to that, Mr. Press was a Senior Vice President of Stein Roe & Farnham from 1982 to 1994 and Scudder Stevens and Clark from 1964 to 1982. Mr. Press sits on various committees of the Controlled Risk Insurance Company and the Risk Management Foundation since 2006; has been a board member of Millwall Holdings PLC and Millwall Football Club, London since 2010; and has served as a member of the Board of Overseers of Beth Israel Deaconess Medical Center (Boston) since 2007. Previously he served as a board member of the Housing Authority Insurance Group from 2008 to December 2014; and served as a board member and chairman of each of Transatlantic Holdings (NYSE: TRH) from August 2006 to March 2012 and Pomeroy IT Solutions (NASDAQ: PMRY) from July 2007 to November 2009. He was a founding member of the Board of Governors and the Advisory Board of the National Pediatric Multiple Sclerosis Center, Stony Brook University and Medical School, New York (2001 – 2013). Mr. Press earned a B.A. from Brown University in 1960; and after serving in the US Army, he received his M.B.A. from Harvard Business School in 1964. Mr. Press brings to the Board his unique perspective as a result of his extensive background in finance and experience from his prior services as a director of public companies.

John R. Farris. Mr. Farris has been one of our directors since October 2014. Since 2007, Mr. Farris has been the founder and President of Commonwealth Economics, LLC. Prior to forming Commonwealth Economics, LLC, from 2006 to 2007, Mr. Farris served as Secretary of the Finance and Administration Cabinet for the Commonwealth of Kentucky. From 2008 to 2012, Mr. Farris served as an adjunct Professor of Economics and Finance at Centre College in Danville, Kentucky. Mr. Farris previous worked at the Center for Economics Research at the Research Triangle Institute, the World Bank and the International Finance Corporation. He currently sits on the board of directors for Farmers Capital Bank Corporation (NASDAQ: FFKT). Mr. Farris received a B.S. from Centre College in 1995 and a M.P.A. from Princeton University in 1999. Mr. Farris brings to the Board a wealth of knowledge and experience in economics and finance.

Elizabeth K. Blake. Ms. Blake has been one of our directors since September 2007. Before retiring, Ms. Blake served as Senior Vice President — Advocacy, Government Affairs & General Counsel of Habitat For Humanity International Inc. from 2006 to 2014. Ms. Blake served on the Board of Patina Oil & Gas Corporation from 1998 through its sale to Noble Energy in 2005. From March 2003 to 2005, Ms. Blake was the Executive Vice President — Corporate Affairs, General Counsel and Corporate Secretary for US Airways Group, Inc. From April 2002 through December 2002, Ms. Blake served as Senior Vice President and General Counsel of Trizec Properties, Inc., a public real estate investment trust. Ms. Blake served as Vice President and General Counsel of General Electric Power Systems from 1998 to 2002. From 1996 to 1998, Ms. Blake served as Vice President and Chief of Staff of Cinergy Corp. Ms. Blake received a Bachelor of Arts degree with honors from Smith College and her Juris Doctor from Columbia Law School, where she was a Harlan Fiske Stone Scholar. Ms. Blake was awarded an Honorary Doctorate of Technical Letters by Cincinnati Technical College and an Honorary Doctorate of Letters from the College of Mt. St. Joseph. From 1982 to 1984, she was an associate with Frost & Jacobs, a law firm in Cincinnati, Ohio and a partner from 1984 to 1996. From 1977 to 1982, she was with the law firm of Davis Polk & Wardwell in New York. She is past Chair of the Ohio Board of Regents. Ms. Blake provides the Board with extensive executive, managerial and leadership experience. Additionally, Ms. Blake’s leadership experience with Habitat for Humanity International Inc. and knowledge of the homebuilding industry makes her a valuable member of the Board.

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MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock applicable to “non-U.S. holders.” As used herein, a non-U.S. holder means a beneficial owner of our common stock that is neither a “U.S. holder”, as defined below, nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment).

For purposes of this summary, a U.S. holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, any of the following:

•         a citizen or resident of the United States;

•         a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•         a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, or the Code) has the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person; or

•         an estate, the income of which is includible in gross income for U.S. income tax purposes regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partner or partnership should consult its independent tax advisor as to its tax consequences relating to the purchase, ownership and disposition of our common stock.

This discussion is based on the Code, United States Treasury Regulations and administrative interpretations as of the date of this prospectus supplement, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction or any aspects of U.S. estate, generation-skipping or gift tax laws or Medicare tax on investment income. It also does not consider non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax exempt organizations, former U.S. citizens or residents, persons who hold or receive our common stock as compensation and persons subject to the alternative minimum tax). You should consult your tax advisor with respect to the particular tax consequences to you of the purchase, ownership and disposition of our common stock.

Distributions

Distributions of cash or property that we pay on our common stock will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s tax basis in our common stock, and thereafter will be treated as capital gain. To obtain a reduced rate of withholding for dividends paid, a non-U.S. holder will be required to provide us with an Internal Revenue Service (“IRS”) Form W-8BEN or Internal Revenue Service Form W-8BEN-E, as applicable (or applicable successor form), certifying its entitlement to benefits under a treaty. A non-U.S. holder that does not timely furnish the required certification, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

The withholding of U.S. federal income tax does not apply to dividends paid to a non-U.S. holder who provides an Internal Revenue Service Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, where an income tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder). Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

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Gain on Disposition of Common Stock

Subject to the discussions under “—Information Reporting Requirements and Backup Withholding” and “—Other Withholding Requirements” below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other disposition of our common stock unless:

•         the gain is effectively connected with the conduct of a trade or business of such non-U.S. holder in the United States, and where an income tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder;

•         the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other requirements; or

•         we are or have been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition or the non-U.S. holder’s holding period for our common stock.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we may have been, may currently be, or may become, a USRPHC, but we have made no determination to that effect. As a result, if we were or were to become a USRPHC, a non-U.S. holder may be subject to U.S. federal income tax (and may be subject to withholding) on gain realized on a disposition of our common stock if such non-U.S. holder has owned, actually or constructively (through certain family members, related entities and options), more than 5% of our common stock at any time during the shorter of (a) the five-year period ending on the date of disposition and (b) the non-U.S. holder’s holding period in such stock. Assuming that we satisfy certain public trading requirements, a non-U.S. holder generally will not be subject to tax on the disposition of our common stock if we were or were to become a USRPHC where the non-U.S. holder has not owned, actually or constructively (through certain family members, related entities and options), more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for our common stock. We expect to satisfy the applicable public trading requirements, but this cannot be assured. Prospective investors should consult their own tax advisors regarding the application of the exception for certain interests in publicly traded corporations.

Prospective non-U.S. investors should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock and regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting Requirements and Backup Withholding

We must report annually to the Internal Revenue Service the entire amount of a distribution on our common stock, whether or not the distribution represents a taxable dividend paid to each non-U.S. holder, the name and address of the recipient, and the amount of any tax withheld. A similar report is sent to the non-U.S. holder. Under income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence. A non-U.S. holder must certify its non-U.S. status to avoid backup withholding at the applicable rate on dividends. Generally a non-U.S. holder will provide this certification on Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E (or applicable successor form).

U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of our common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, a non-U.S. holder must certify its non-U.S. status to avoid information reporting and backup withholding at the applicable rate on disposition proceeds where the transaction is effected by or through a U.S. office of a broker. In addition, U.S. information reporting requirements generally will apply to the proceeds of a disposition effected by or through a non-U.S. office of a U.S. broker, or by a non-U.S. broker with specified connections to the United States.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is timely furnished to the IRS.

Other Withholding Requirements

Sections 1471 through 1474 of the Code and the regulations and administrative guidance thereunder (generally referred to as “FATCA”) generally impose a withholding tax of 30% on any dividends on our common stock paid to a “foreign financial institution”, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders, as well as certain account holders that are foreign entities with U.S. owners) or is otherwise exempt. FATCA also imposes a withholding tax of 30% on any dividends on our common stock paid to a “non-financial foreign entity” unless such entity provides the withholding agent with either certification that such entity does not have any “substantial United States owners” or identification of the direct and indirect U.S. owners of the entity. Finally, beginning January 1, 2017, withholding of 30% also generally will apply to the gross

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proceeds of a disposition of our common stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met. Withholding under FATCA is imposed on payments to foreign financial institutions and other applicable payees whether they receive such payments in the capacity of an intermediary or for their own account. Under certain circumstances, refunds or credits of such withholding taxes may be available. Foreign financial institutions and other entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our stock.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL, ESTATE OR NON-U.S. TAX LAWS AND TAX TREATIES.

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UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated  June 25, 2015, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	7,905,000
Citigroup Global Markets Inc.	7,905,000
JMP Securities LLC	1,190,00
Total	17,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 841,500 additional shares from us at the public offering set forth on the cover of this prospectus supplement less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement at that price less a selling concession of $0.36 per share. After the initial offering, the underwriters may change the public offering price and concession.

The following table summarizes the underwriting discounts and commissions we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us(1)	$0.60	$0.60	$3,409,343.40	$3,914,243.40

___________

(1)	Affiliates of Greenlight and Third Point, each of which is an existing stockholder, have indicated an interest in purchasing up to an aggregate of 66.6% of the shares being offered hereby at the public offering price. None of such persons has made a commitment to purchase any shares in this offering and we cannot assure you that any of them will do so. No underwriting discount would be paid with respect to any shares that may be sold to Greenlight or Third Point in this offering.

 Additionally, we estimate that our total expenses for the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

 We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., for a period of 90 days after the date of this prospectus supplement. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the ‘lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. waive, in writing, such an extension.

Greenlight, Third Point and our officers and directors have agreed subject to certain customary exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., for a period of 90 days after the date of this prospectus supplement. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day

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period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. waive, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The shares of common stock have been approved for listing on The Nasdaq Capital Market, subject to official notice of issuance.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•         Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•         Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•         Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•         Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•         In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These may be effected on The Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of shares described in this prospectus supplement may not be made to the public in that relevant member state other than:

•         to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•         to fewer than 100, or, if the relevant member state has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as

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permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the issuer for any such offer; or natural or legal persons; or

•         in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus supplement and the accompanying prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

•         released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•         used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•         to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•         to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•         in a transaction that, in accordance with article L.411-2- II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules

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made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Rule 155 Disclosure

Prior to filing the shelf registration statement of which this prospectus supplement is a part, we engaged in preliminary discussions with funds affiliated with Greenlight, all of whom are accredited investors, concerning a potential private placement of our common stock, which would have been consummated concurrently with the offering described in this prospectus supplement. We ceased all offering activity related to the proposed private placement on May 27, 2015. As of such date, we had not established any terms for the proposed private placement. We did not accept any offers to buy our securities and none of our securities were sold in the proposed private placement. We anticipate that the existing stockholders referenced above will purchase common stock in the offering contemplated by this prospectus supplement. This prospectus supplement supersedes any offering materials used in the proposed private placement.

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LEGAL MATTERS

The validity of our common stock will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP.

EXPERTS

The audited financial statements incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents into this prospectus supplement; provided, however, that we are not incorporating any information contained in any Current Report on Form 8-K that is furnished but not filed with the SEC:

•         Our Annual Report on Form 10-K for the year ended December 31, 2014;

•         The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2014 from our definitive proxy statement on Schedule 14A, filed with the SEC on April 22, 2015.

•         Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015;

•         Our Current Reports on Form 8-K filed with the SEC on January 22, 2015, March 31, 2015 (with respect to Item 5.02, Item 5.08 and Item 8.01), May 29, 2015, June 22, 2015 and June 23, 2015.

We also incorporate by reference into this prospectus supplement and the accompanying prospectus all documents that are filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement related to this prospectus supplement and prior to the termination of the offering of the securities described in this prospectus supplement. To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was or is furnished, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference into this document. We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K and any exhibits filed on such form that are related to such items in any past or future filings.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to:

Green Brick Partners, Inc.

2805 Dallas Parkway, Suite 400

Plano, Texas 75093

Attention: Investor Relations

Telephone (469) 573-6755

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read these SEC filings, and the registration statement of which this prospectus supplement forms a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Room at the address above. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room.

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Prospectus

Green Brick Partners, Inc.

$200,000,000

Common Stock

We may offer from time to time shares of our common stock in one or more offerings. The aggregate initial offering price of all securities sold under this prospectus will not exceed $200,000,000.

This prospectus describes some of the general terms that may apply to sales of our common stock, par value $0.01 per share. We will provide the specific prices and terms of these sales in one or more supplements to this prospectus at the time of the offering. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

We may offer and sell these securities through underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock is traded on The Nasdaq Capital Market (which we refer to as NASDAQ in this prospectus) under the symbol “GRBK.” On June 2, 2015, the last reported sale price of our common stock on NASDAQ was $10.38 and we had 31,368,992 shares of common stock outstanding.

As of June 2, 2015, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $145,398,888, based on approximately 14,007,600 shares of common stock held by non-affiliates and a closing share price of $10.38.

Investing in our securities involves risks. Please read the “Risk Factors” beginning on page 2 of this prospectus, in any applicable prospectus supplement and the documents incorporated or deemed incorporated by reference into this prospectus before investing in our securities.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or any applicable prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is                          .

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell common stock in one or more offerings up to $200,000,000.

Each time we sell shares of our common stock you will be provided with a supplement to this prospectus that will contain specific information about that offering, including the specific amounts, prices and terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities you should carefully read both this prospectus and any accompanying prospectus supplement or other offering materials, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference into this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale thereof is not permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since then.

Unless the context otherwise requires, references to the “Company”, “Green Brick”, “we”, “us” or “our” refer to the consolidated company, which has been renamed Green Brick Partners, Inc. and its subsidiaries, resulting from the acquisition by BioFuel Energy Corp. of JBGL Builder Finance LLC and its consolidated subsidiaries and affiliated companies (collectively, “Builder Finance”) and JBGL Capital Companies (“Capital”), a combined group of commonly managed limited liability companies and partnerships (collectively with Builder Finance, “JBGL”) by means of a reverse recapitalization transaction on October 27, 2014.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” any applicable prospectus supplement and the documents that we incorporate by reference into this prospectus and any applicable prospectus supplement, before making an investment decision.

Our Company

We are a real estate operator involved in the purchase and development of land for residential use, construction lending and homebuilding operations. We are engaged in all aspects of the homebuilding process, including land acquisition and the development, entitlements, design, construction, marketing and sales of various residential projects in master planned communities primarily in the high growth metropolitan areas of Dallas, Texas (“Dallas”) and Atlanta, Georgia (“Atlanta”). Capital was formed in 2008 and Builder Finance was formed in 2010.

We currently own or control approximately 3,900 home sites in prime locations in the Dallas and Atlanta markets. We consider prime locations to be supply constrained lots with high housing demand and where much of the surrounding property has already been developed. We believe that we are a leading land developer in each of our markets. We develop lots for both public builders and large private builders. We also own 50% controlling interests in several builders and provide construction financing for approximately 1,000 homes annually.

We are an active, value-added real estate investor and developer. We formed and purchased 50% of The Providence Group LLC (“TPG”) in 2011 and formed and purchased 50% of CB JENI Homes of DFW LLC (“CB JENI”) in 2012. In 2013, we formed and purchased 50% of Southgate Homes (“Southgate”) and in 2012 we formed Centre Living Homes, LLC (“Centre Living”), in which we now own a 50% interest. We have voting control over these builders. TPG focuses on the construction and sale of single family homes and townhomes in the Atlanta market and CB JENI does the same in the Dallas market. Southgate is focused on the development of semi-custom homes and build-on-your-own-lot custom homes in the Dallas market. Centre Living focuses on homes and luxury townhomes in premier, centrally located neighborhoods in the Dallas market.

During the first quarter of 2015, we formed Green Brick Title, LLC (“Green Brick Title”), our wholly-owned title company. Green Brick Title’s core business includes title insurance and closing and settlement services for our homebuyers.

Reverse Recapitalization

On June 10, 2014, the Company entered into a definitive transaction agreement with the owners of JBGL, which provided that we would acquire JBGL for $275 million, payable in cash and shares of our common stock (the “Transaction”). The Transaction was completed on October 27, 2014. Pursuant to the terms of the Transaction, we paid the $275 million purchase price with approximately $191.8 million in cash and the remainder in 11,108,500 shares of our common stock valued at approximately $7.49 per share.

At the time the Transaction was completed, BioFuel Energy Corp. (“BioFuel”) was a non-operating public shell corporation with nominal operations and assets consisting of cash, deferred tax assets and nominal other nonoperating assets. As a result of the Transaction, the owners and management of JBGL gained effective operating control of the combined company. Accordingly, for financial reporting purposes, the Transaction was deemed to be a capital transaction in substance and recorded as a reverse recapitalization of JBGL whereby JBGL is deemed to be the continuing, surviving entity for accounting purposes but, through reorganization, is deemed to have adopted the capital structure of BioFuel.

Corporate Information

Our principal executive offices are located at 2805 Dallas Parkway, Suite 400, Plano, TX 75093. Our telephone number is (469) 573-6755. Our website address is www.greenbrickpartners.com. Except for any documents that are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus.

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RISK FACTORS

An investment in our common stock involves risks. Investors should carefully consider the risks and uncertainties and all other information contained or incorporated by reference into this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other documents incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in any applicable prospectus supplement.

Any of these risks and uncertainties could materially and adversely affect our business, results of operations and financial condition. The trading price of our common stock could decline due to the occurrence of any of these risks and uncertainties, and investors could lose all or part of their investment. In assessing these risks and uncertainties, investors should also refer to the information contained or incorporated by reference into our other filings with the SEC.

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FORWARD-LOOKING STATEMENTS

This prospectus includes statements and information that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Statements that are “forward-looking statements” include any projections of earnings, revenue or other financial items, any statements of the plans, strategies or objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, any statements concerning potential acquisitions, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “outlook,” “strategy,” “positioned,” “intends,” “plans,” “believes,” “projects,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business. In addition, even if results are consistent with the forward-looking statements contained in this prospectus, those results may not be indicative of results or developments in subsequent periods. Furthermore, industry forecasts are likely to be inaccurate, especially over long periods of time and in industries particularly sensitive to market conditions such as homebuilding and builder finance.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	cyclicality in the homebuilding industry and adverse changes in general economic conditions;
•	fluctuations and cycles in value of, and demand for, real estate investments;
•	significant inflation or deflation;
•	the unavailability of subcontractors;
•	labor and raw material shortages and price fluctuations;
•	the failure to recruit, retain and develop highly skilled and competent employees;
•	an inability to acquire undeveloped land, partially-finished developed lots and finished lots suitable for residential homebuilding at reasonable prices;
•	an inability to develop communities successfully or within expected timeframes;
•	an inability to sell properties in response to changing economic, financial and investment conditions;
•	risks related to participating in the homebuilding business through controlled homebuilding subsidiaries;
•	risks relating to buy-sell provisions in the operating agreements governing two builder subsidiaries;
•	risks related to geographic concentration;
•	risks related to government regulation;
•	the interpretation of or changes to tax, labor and environmental laws;
•	the timing of receipt of regulatory approvals and of the opening of projects;
•	fluctuations in the market value of land, building lots and housing inventories;
•	volatility of mortgage interest rates;
•	the unavailability of mortgage financing;
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•	the number of foreclosures in our markets;
•	interest rate increases or adverse changes in federal lending programs;
•	increases in unemployment or underemployment;
•	any limitation on, or reduction or elimination of, tax benefits associated with owning a home;
•	the occurrence of severe weather or natural disasters;
•	high cancellation rates;
•	competition in the homebuilding, land development and financial services industries;
•	risks related to future growth through strategic investments, joint ventures, partnerships and/or acquisitions;
•	the inability to obtain suitable bonding for the development of housing projects;
•	difficulty in obtaining sufficient capital;
•	risks related to environmental laws and regulations;
•	the occurrence of a major health and safety incident;
•	poor relations with the residents of our communities;
•	information technology failures and data security breaches;
•	product liability claims, litigation and warranty claims;
•	the seasonality of the homebuilding industry;
•	utility and resource shortages or rate fluctuations;
•	the failure of employees or other representatives to comply with applicable regulations and guidelines;
•	future litigation, arbitration or other claims;
•	uninsured losses or losses in excess of insurance limits;
•	cost and availability of insurance and surety bonds;
•	volatility and uncertainty in the credit markets and broader financial markets;
•	availability, terms and deployment of capital;
•	our debt and related service obligations;
•	required accounting changes;
•	an inability to maintain effective internal control over financial reporting; and
•	other risks and uncertainties inherent in our business, including those described under Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and those risks and uncertainties that may be identified in our Quarterly Reports on Form 10-Q and our other filings with the SEC and/or press releases from time to time.

Should one or more of the risks or uncertainties described above or elsewhere in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, we disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement.

All forward-looking statements attributable to us or to persons acting on our behalf, including any such forward-looking statements made subsequent to the publication of this prospectus, are expressly qualified in their entirety by this cautionary statement.

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use of proceeds

Unless we indicate otherwise in the applicable prospectus supplement, we intend to use the net proceeds of from the offering of common stock under this prospectus for general corporate purposes, which may include, among other things, an increase in working capital, the repayment of outstanding indebtedness, acquisitions and other business opportunities. Further details relating to the use of the net proceeds from the offering of common stock under this prospectus will be set forth in the applicable prospectus supplement.

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DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the material terms of our common stock, preferred stock, Series B Junior Participating Preferred Stock, 382 Rights Agreement (as defined below), Amended and Restated Certificate of Incorporation (the “Charter”), and Amended and Restated Bylaws (the “Bylaws”).

Authorized Capital

Our authorized capital stock consists of 100 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share.

Common Stock

Holders of the common stock are entitled to one vote for each share held of record on all matters on which stockholders generally are entitled to vote. Holders of the common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Holders of the common stock are entitled to receive dividends when and if declared by the board of directors (the “Board”) out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. We do not intend to pay cash dividends on our common stock for the foreseeable future.

In the event of our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of common stock will be entitled to receive our remaining assets available for distribution on a pro rata basis.

The holders of the common stock have no conversion, preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

The Board has the authority, subject to any limitations imposed by law or NASDAQ rules, without further action by the stockholders, to issue up to 5 million shares of preferred stock in one or more series and to fix the voting powers (if any), the preferences and relative, participating, optional or other special rights or privileges, if any, of such series and the qualifications, limitations or restrictions thereof. These rights, preferences and privileges may include, but are not limited to, dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of that series.

Series B Junior Participating Preferred Stock and 382 Rights Agreement

The following description is a summary of the material terms of the certificate of designation for our Series B Junior Participating Preferred Stock, par value $0.01 per share, and does not purport to be complete. This summary is qualified in its entirety by reference to the certificate of designation itself, a copy of which is filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed March 28, 2014, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

General

On March 27, 2014, the Board declared a dividend of one preferred share purchase right (a “382 Right”), with respect to each outstanding share of common stock of the Company, to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) at a price of $13.50 per one one-thousandth of a share of Preferred Stock (the “382 Purchase Price”), subject to adjustment as provided in the 382 Rights Agreement. The dividend was payable to stockholders of record at the close of business on April 7, 2014 (the “382 Record Date”). The description and terms of the 382 Rights are set forth in the 382 Rights Agreement, dated as of March 27, 2014, as the same may be amended from time to time (the “382 Rights Agreement”), between the Company and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent.

The Board adopted the 382 Rights Agreement to protect the Company from a possible limitation on the Company’s ability to use its net operating loss carryforwards (“NOLs”) and other future tax benefits, which may be used to reduce potential future income tax obligations. The Company has experienced substantial operating losses, and under the Internal Revenue Code of 1986, as amended (the “Code”), and rules promulgated thereunder, the Company may “carry forward” these NOLs and other future tax benefits in certain circumstances to offset current and future earnings and thus reduce the Company’s income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to the Company. If, however, the Company experiences an “ownership change”, as defined in Section 382 of the Code, the Company’s ability to use its NOLs and other future tax benefits will be substantially limited. Generally, an ownership change would occur if the Company’s stockholders (including certain “public” 5% stockholders) who own, or are deemed to own, 5% or more of the Company’s common stock increase their collective ownership in the Company by more than 50% over a rolling three-year period.

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The following is a summary of the material terms of the 382 Rights Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the 382 Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed March 28, 2014.

Effectiveness

The 382 Rights Agreement became effective on March 27, 2014 (the “382 Effective Date”). Upon and following the 382 Effective Date, 382 Rights were issued in respect of all outstanding shares of common stock on the 382 Record Date, and in respect of all shares of common stock issued after the 382 Record Date and, subject to the next sentence, prior to the earliest of the 382 Distribution Date (as defined below), the redemption of the 382 Rights and the expiration of the 382 Rights. 382 Rights may be distributed with respect to shares of common stock that become outstanding after the 382 Distribution Date only in certain limited circumstances as described in the 382 Rights Agreement (such as the issuance of common stock pursuant to stock options, employee compensation or benefit plans and convertible securities).

Term

The 382 Rights will expire on the earliest of (1) March 27, 2017, (2) the close of business on the effective date of the repeal of Section 382 of the Code or any successor statute if the Board determines that the 382 Rights Agreement is no longer necessary or desirable for the preservation of NOLs or other tax benefits and (3) the close of business on the first day of a taxable year of the Company with respect to which the Board determines that no NOLs or other tax benefits may be carried forward.

Exercisability

Initially, the 382 Rights will not be exercisable. The 382 Rights will become exercisable upon the earlier of the following dates (such date, the “382 Distribution Date”):

•	on the tenth calendar day after such date that the Company learns that (a) a person (other than a Grandfathered Person (as defined below)) or group beneficially owns (as defined in the 382 Rights Agreement) 4.99% or more of the outstanding common stock or (b) a Grandfathered Person has exceeded its Grandfathered Percentage (as defined below) by 0.5% of the outstanding shares of common stock (any person or group specified in this bullet point, an “Acquiring Person”); and
•	such date, if any, as may be designated by the Board following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding common stock which could result in a person or group becoming an Acquiring Person.

Grandfathered Persons

Any person or group (a “Grandfathered Person”) that beneficially owned (as disclosed in public filings) 4.99% or more of the outstanding common stock as of March 27, 2014 (such percentage, the “Grandfathered Percentage”), will not be deemed an Acquiring Person, so long as such person or group does not exceed its Grandfathered Percentage by 0.5% of the outstanding shares of common stock.

If a Grandfathered Person sells or otherwise disposes of its common stock, its Grandfathered Percentage will be the lesser of (a) its Grandfathered Percentage immediately prior to the sale or other disposition and (b) the percentage of common stock beneficially owned by the Grandfathered Person immediately following the sale or other disposition.

If at any time a Grandfathered Person beneficially owns less than 4.99% of the outstanding shares of common stock, it will cease to be a Grandfathered Person under the 382 Rights Agreement.

To the Company’s knowledge, the only Grandfathered Persons are Greenlight Capital, Inc. and its affiliates (“Greenlight”) and Third Point LLC and its affiliates (“Third Point”).

Exempt Persons and Exempt Transactions

Prior to someone becoming an Acquiring Person, the Board can determine that any person or group that would otherwise be an Acquiring Person can be exempted from becoming an Acquiring Person or any transaction that would result in someone becoming an Acquiring Person can be exempted in determining whether someone has become an Acquiring Person. After someone has become an Acquiring Person, the Board’s ability to grant an exemption is generally limited to circumstances where a person or group has inadvertently become an Acquiring Person. Before granting an exemption, the Board may require that a person or group make certain representations, undertakings or covenants. In connection with the consummation of the Transaction, the Board determined to exempt James R. Brickman from becoming an Acquiring Person.

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382 Rights Certificates and Detachability

Prior to the 382 Distribution Date, the 382 Rights will be evidenced by the certificates for shares of common stock, and the 382 Rights will be transferable with and only with the related common stock (or, in the case of uncertificated common stock, the applicable record of ownership) and will be automatically transferred with any transfer of the related common stock. Until the 382 Distribution Date (or earlier expiration of the 382 Rights), new common stock certificates issued after the 382 Record Date upon transfer or new issuances of common stock will contain a legend incorporating the 382 Rights Agreement by reference, and notice of such legend will be furnished to holders of book-entry shares. Until the 382 Distribution Date (or earlier expiration of the 382 Rights), the surrender for transfer of any certificates for shares of common stock (or book entry shares of common stock) outstanding as of the 382 Record Date, even without such legend or a copy of the summary of 382 Rights, will also constitute the transfer of the 382 Rights associated with the shares of common stock represented by such certificate or registered in book-entry form. As soon as practicable following the 382 Distribution Date, separate certificates evidencing the 382 Rights (“382 Right Certificates”) will be mailed to holders of record of the common stock as of the close of business on the 382 Distribution Date and such separate 382 Right Certificates alone will evidence the 382 Rights.

The 382 Rights are not exercisable until the 382 Distribution Date. The 382 Rights will expire on March 27, 2017 (the “Final 382 Expiration Date”), unless the 382 Rights are earlier redeemed or exchanged by the Company, in each case as described below, or upon the occurrence of certain transactions.

Preferred Stock Purchasable Upon Exercise of 382 Rights

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

Terms of Preferred Stock

The terms of the Preferred Stock issuable upon exercise of the 382 Rights are designed so that each one one-thousandth of a share of Preferred Stock is the economic and voting equivalent of one whole share of common stock of the Company. In addition, the Preferred Stock has certain minimum dividend and liquidation rights.

Flip-In Trigger

If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a 382 Right, other than 382 Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a 382 Right that number of one one-thousandths of a share of Preferred Stock equal to the number of shares of common stock which at the time of the applicable triggering transaction would have a market value of two times the exercise price of the 382 Right.

Flip-Over Trigger

If, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a 382 Right (other than 382 Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a 382 Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the 382 Right.

Exchange Provision

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph, the Board may exchange the 382 Rights (other than 382 Rights owned by such Acquiring Person and certain transferees thereof which will have become null and void), in whole or in part, for consideration per 382 Right consisting of one-half of the Preferred Stock (or fractions thereof) that would be issuable at such time upon the exercise of one 382 Right pursuant to the terms of the 382 Rights Agreement.

Redemption of the 382 Rights

At any time prior to the earlier of (1) the time an Acquiring Person becomes such and (2) the Final 382 Expiration Date, the Board may redeem the 382 Rights in whole, but not in part, at a price of $0.0001 per 382 Right (the “382 Redemption Price”) payable, at the option of the Company, in cash, shares of common stock or such other form of consideration as the Board shall determine. The redemption of the 382 Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the 382 Rights, the right to exercise the 382 Rights will terminate and the only right of the holders of 382 Rights will be to receive the 382 Redemption Price.

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Amendment of Terms of 382 Rights Agreement and 382 Rights

For so long as the 382 Rights are then redeemable, the Company may, except with respect to the 382 Redemption Price, amend the 382 Rights Agreement in any manner. After the 382 Rights are no longer redeemable, the Company may, except with respect to the 382 Redemption Price, amend the 382 Rights Agreement in any manner that does not, among other things, adversely affect the interests of holders of the 382 Rights (other than holders of 382 Rights owned by or transferred to any person who is or becomes an Acquiring Person or affiliates and associates of an Acquiring Person and certain transferees thereof).

Voting Rights; Other Stockholder Rights

Until a 382 Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Dilution Provisions

The 382 Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the 382 Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (2) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (3) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

Anti-Takeover Effects of Our Charter and Bylaws

Our Charter and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board. These provisions may have the effect of delaying, deferring or preventing a future takeover or change in control of our company, even in those cases where such a transaction may be at a premium to the current market price of our common stock.

These provisions include:

Action by Written Consent; Special Meetings of Stockholders

Our Charter provides that stockholder action (other than actions by holders of preferred stock, if any) can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the Board, the chief executive officer or the president, or pursuant to a resolution adopted by a majority of the Board. Stockholders are not permitted to call a special meeting or to require the Board to call a special meeting.

Advance Notice Procedure

Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of candidates for election to the Board. Stockholders at an annual meeting will be able to consider only proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Authorized but Unissued Shares

Subject to NASDAQ listing requirements, our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock may also have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

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Anti-Takeover Effects of the 382 Rights Agreement and Article V of the Charter

Our ability to use the NOLs to offset future taxable income for U.S. federal income tax purposes may be limited as a result of prior or future acquisitions of our common stock. As a result, the Board adopted the 382 Rights Agreement to protect us from a possible limitation on our ability to use the NOLs and other future tax benefits as described above. In addition, Article V of the Charter (“Article V”) contains certain ownership limitations to preserve the NOLs and other tax benefits. These provisions may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company, even in those cases where such a transaction may be at a premium to the current market price of the common stock.

Article V

Prohibited Transfers; Exception

The restrictions on transfer and ownership contained in Article V generally restrict any direct or indirect transfer of our common stock if the effect would be to:

•	increase the direct or indirect ownership of the common stock under Section 382 of the Code from less than 4.99% to 4.99% or more of the common stock, subject to limited exceptions; or
•	increase the percentage of common stock owned directly or indirectly by any existing stockholder that owns 4.99% or more of the common stock (a “Substantial Stockholder”), subject to limited exceptions.

Transfers restricted by Article V include sales to persons or a group of persons whose resulting percentage ownership (direct or indirect) of common stock would exceed the 4.99% threshold discussed above, or to persons whose direct or indirect ownership of common stock would by attribution cause another person to exceed such threshold. For purposes of determining the existence and identity of, and the amount of common stock owned by, any stockholder, the Company is entitled to rely on the existence or absence of filings with the SEC of Schedules 13D and 13G (or any similar filings) as of any date. The restrictions on transfer and ownership may result in the delay or refusal of certain requested transfers of common stock. As a result of these rules, the restrictions on transfer and ownership could result in prohibiting ownership (and thus requiring dispositions) of common stock as a result of a change in the relationship between two or more persons or entities, or of a transfer of an interest in an entity other than us, such as an interest in an entity that, directly or indirectly, owns common stock. The restrictions on transfer and ownership will also apply to proscribe the creation or transfer of certain “options” (which is broadly defined by Section 382 of the Code) in respect of common stock to the extent that, in certain circumstances, creation, transfer or exercise of the option would result in a proscribed level of ownership.

The restrictions on transfer and ownership contained in Article V do not apply to an attempted transfer if the transferor or the transferee obtains prior written approval of the Board or a duly authorized committee of the Board.

Treatment of Existing Substantial Stockholders

Any stockholders that were Substantial Stockholders as of the effective time of the amendment to the Charter that added the transfer restrictions found in Article V are not required to sell their shares but generally are restricted from increasing their ownership of the Company’s stock as determined under Section 382 of the Code.

Consequences of Prohibited Transfers

Any direct or indirect transfer in violation of the restrictions are void as of the date of the purported transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of common stock would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) will not be recognized as a stockholder of the Company, and shall not be entitled with respect to such transferred shares of common stock to any rights of stockholders of the Company, including, without limitation, the right to vote such shares and to receive dividends or distributions. We refer to shares of common stock purportedly acquired in violation of the restrictions on transfer and ownership as “excess securities.”

In addition to the purported transfer being void as of the date of the purported transfer, upon demand, the purported transferee must transfer the excess securities to the Company’s agent along with any dividends or other distributions paid with respect to such excess securities. The agent will sell such excess securities in an arms’ length transaction (or series of transactions) that would not constitute a violation under the restrictions on transfer and ownership. The net proceeds of the sale, together with any other distributions with respect to such excess securities received by the agent, will be distributed first to reimburse the agent for its costs and expenses, second to the purported transferee in an amount, if any, up to the cost (or in the case of gift, inheritance or similar transfer, the fair market value of the excess securities on the date of the prohibited transfer, subject to certain conditions and exceptions) incurred by the purported transferee to acquire such excess securities, and the balance of the proceeds, if any, to one or more charities designated by the Board. If the excess securities are sold by the purported transferee, such person will be treated as having sold the excess securities on behalf of the agent, and will be required to remit all proceeds to the agent (except to the extent the Company grants written permission to the purported transferee to retain an amount not to exceed the amount such person otherwise would have been entitled to retain had our agent sold such shares).

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With respect to any indirect or other transfer of common stock that does not involve a transfer of the Company’s “securities” within the meaning of the Delaware General Corporation Law (“DGCL”) but which would cause any Substantial Stockholder to violate the restrictions on transfer and ownership (such as, for example, the acquisition of an equity interest in an entity that owns shares of the Company’s stock), the following procedure (the “Alternate Procedure”) will apply instead of the procedures described above. In such a case, no such Substantial Stockholder will be required to dispose of any interest that is not a security issued by us. Instead, such Substantial Stockholder and/or any person whose ownership of our securities is attributed to such Substantial Stockholder will be deemed to have disposed of (and will be required to dispose of) sufficient securities, simultaneously with the transfer, to cause such Substantial Stockholder not to be in violation of the restrictions on transfer and ownership, and such securities will be treated as excess securities to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to such Substantial Stockholder or such other person that was the direct holder of such excess securities from the proceeds of sale by the agent being the fair market value of such excess securities at the time of the prohibited transfer.

If a purported transferee fails to surrender the excess securities of the proceeds of a sale of excess securities to the agent within thirty days from the date on which the Company makes a written demand, then the Company may take any action it deems necessary to enforce the provisions of Article V, including the institution of legal proceedings to compel the surrender, and the Board may authorize such additional actions as its deems advisable to give effect to the provisions of Article V.

Authority of the Board of Directors

The Board has the power to determine and interpret, in its sole discretion, all matters necessary for assessing compliance with the provisions of Article V. These matters include (1) the identification of Substantial Stockholders, (2) whether a transfer is a prohibited transfer, (3) whether to exempt a transfer, (4) the percentage stock ownership interest in the Company of any person for the purposes of Section 382 of the Code, (5) whether an instrument constitutes a security of the Company, (6) the amount or fair market value due to a purported transferee pursuant to the Alternate Procedure described above and (7) any other matters which the Board determines to be relevant. The determination of the Board on such matters will be conclusive and binding for all purposes of Article V.

Restriction Release Date

The restrictions on transfer and ownership imposed by Article V will expire on the earlier of (i) the close of business on the effective date of the repeal of Section 382 of the Code or any successor statute if the Board determines that Article V is no longer necessary or desirable for the preservation of NOLs or other tax benefits and (ii) the close of business on the first day of a taxable year of the Company with respect to which the Board determines that no NOLs or other tax benefits may be carried forward.

Effectiveness and Enforceability

Although Article V is intended to reduce the likelihood of an ownership change, for a number of reasons, we cannot eliminate the possibility that an ownership change will still occur. For example:

•	the Board can permit a transfer to an acquirer that results in or contributes to an ownership change if it determines that such transfer is in our or our stockholders’ best interests;
•	a court could find that part or all of Article V is not enforceable, or that Article V is not enforceable against particular stockholders. Under the laws of the State of Delaware, our jurisdiction of incorporation, a restriction on the transfer or registration of securities of a corporation, or on the amount of securities of a corporation that may be owned by a person or group of persons, is conclusively presumed to be for a reasonable purpose when the purpose of such restriction is for maintaining or preserving any tax attribute (including without limitation NOLs). Under Delaware law, the restrictions on transfer and ownership set forth in Article V will, with respect to shares of common stock issued prior to the effectiveness of such restrictions, only be effective against (i) holders of the shares who vote in favor of this proposal and (ii) purported transferees of shares that were held by a holder who voted for this proposal if (A) the restriction on transfer and ownership is conspicuously noted on the certificate(s) representing such shares or (B) the transferee had actual knowledge of the restrictions on transfer and ownership (even absent such conspicuous notation);
•	certain changes in relationships among stockholders or other events could contribute to or cause an ownership change under Section 382 of the Code;
•	an ownership change could be caused or contributed to as a result of our own actions, such as issuing, repurchasing or redeeming shares of common stock, which we remain free to do if the Board determines that it is in our or our stockholders’ best interests to do so; and
•	a court could find that Article V is unenforceable in general or as applied to a particular stockholder or fact situation.

As a result of these and other factors, Article V may reduce, but would not eliminate, the risk that we will undergo a Section 382 ownership change. Accordingly, we cannot assure you that an ownership change will not occur even with the transfer restrictions under Article V.

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Certain Other Provisions of Our Charter and Bylaws and Delaware Law

Board of Directors

Our Charter provides that the number of directors will be fixed in the manner provided in our Bylaws. Our Bylaws provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the Board. The Board currently has seven members.

Section 203 of the DGCL

Our Charter expressly states that we have elected not to be subject to the provisions of Section 203 of the DGCL. Subject to exceptions specified therein, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” including general mergers or consolidations or acquisitions of additional shares of the corporation, for a three-year period following the time that such stockholder became an interested stockholder.

Except as otherwise specified in Section 203 of the DGCL, an “interested stockholder” is generally defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three years immediately prior to the date of determination; and
•	the affiliates and associates of any such person.

The statute is intended to prohibit or delay mergers or other takeover or change in control attempts. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Registration Rights Agreements

On October 27, 2014, in connection with the Transaction, the Company entered into (i) a Registration Rights Agreement (the “Seller Registration Rights Agreement”), with certain affiliates of Greenlight, James R. Brickman and certain family members of and trusts affiliated with James R. Brickman (collectively, the “Sellers”) and (ii) a Backstop Registration Rights Agreement (the “Third Point Registration Rights Agreement”), with certain affiliates of Third Point.

Under the Seller Registration Agreement, the Company agreed, subject to certain exceptions and limitations, to effect the registration of any shares of common stock beneficially owned by a Seller, its affiliates from time to time and certain of their transferees; provided that the Company will not be obligated to effect the registration of any shares of common stock held by a Seller, its affiliates and certain of their transferees that (1) have been sold pursuant to an effective registration statement; (2) have been sold pursuant to Rule 144 of the Securities Act (or a successor rule); or (3) have become eligible for immediate sale under Rule 144 of the Securities Act (or a successor rule) without any time or volume limitations thereunder. The Sellers, acting either individually or together, may issue to the Company a written request that the Company effect the registration of all or any portion of a Seller’s common stock (a “Demand Registration”). During every 12-month period, the Sellers will be entitled to two Demand Registrations. In certain circumstances, the Company may postpone effecting a Demand Registration for up to 60 days. In addition, the Sellers will have unlimited “piggyback” registration rights, subject to customary cutbacks, and the ability to require that, after the Company becomes eligible to file a shelf registration statement with the SEC on Form S-3, the Company file such a shelf registration statement and keep it continuously effective until all of the Sellers’ common stock is sold. The Company will pay all expenses of the registered offerings pursuant to the Sellers’ exercise of their registration rights (other than underwriting discounts and commissions with respect to underwritten offerings). The Company’s obligations to register the Sellers’ common stock will terminate when the Sellers are able to sell all of their common stock without limitation under Rule 144 of the Securities Act. The Seller Registration Rights Agreement contains customary indemnification provisions.

Under the Third Point Registration Rights Agreement, the Company agreed, subject to certain exceptions and limitations, to effect the registration of any shares of common stock beneficially owned by Third Point, its affiliates from time to time and certain of its transferees; provided that the Company will not be obligated to effect the registration of any shares of common stock held by Third Point, its affiliates and certain of its transferees that (1) have been sold pursuant to an effective registration statement; (2) have been sold pursuant to Rule 144 of the Securities Act (or a successor rule); or (3) have become eligible for immediate sale under Rule 144 of the Securities Act (or a successor rule) without any time or volume limitations thereunder. Third Point will have unlimited “piggyback” registration rights, subject to customary cutbacks. The Company will pay all expenses of the registered offerings pursuant to the exercise of registration rights by Third Point (other than underwriting discounts and commissions with respect to underwritten offerings). The Company’s obligations to register the common stock of Third Point will terminate when it is able to sell all of its common stock without limitation under Rule 144 of the Securities Act. The Third Point Registration Rights Agreement contains customary indemnification provisions.

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Indemnification of Directors and Officers

The Company’s Charter generally requires the Company to indemnify its directors and officers to the fullest extent permitted by law.

Section 145(a) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Charter also provides for the limitation of liability set forth in Section 102(b)(7) of the DGCL, which permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

The Company has obtained officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the Company may, in such capacities, incur. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

The employment agreements of James R. Brickman, Chief Executive Officer, Richard A. Costello, Chief Financial Officer, John Jason Corley, Chief Operating Officer, and Jed Dolson, Head of Land Acquisition and Development, provide for indemnification to the fullest extent permitted by law against any claims or judgments that result by reason of employment with the Company. In addition, during the term of employment of each of Mr. Brickman, Mr. Costello, Mr. Corley, and Mr. Dolson, the Company must maintain officers’ and directors’ liability insurance for each of Mr. Brickman, Mr. Costello, Mr. Corley, and Mr. Dolson on a basis no less favorable than that provided to any director or officer of the Company.

The Company has also obtained prepaid (or “tail”) directors’ and officers’ liability insurance policies with respect to acts or omissions occurring prior to October 27, 2014, covering each such person on terms with respect to coverage and amounts that are substantially the same as the terms in the Company’s directors’ and officers’ liability insurance policies prior to such date.

Listing

Our common stock is listed on NASDAQ under the symbol “GRBK.”

Registrar and Transfer Agent

The registrar and transfer agent for our common stock is Broadridge Corporate Issuer Solutions, Inc., P.O. Box 1342, Brentwood, New York 11717, and its telephone number is (877) 830-4936.

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PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to one or more purchasers;
•	through agents;
•	to or through underwriters, brokers or dealers; or
•	through a combination of these methods.

In addition, the manner in which we may sell some or all of the securities covered by this prospectus includes, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;
•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;
•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or
•	privately negotiated transactions.

A prospectus supplement with respect to each offering of securities will state the terms of the offering of the securities, including:

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;
•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;
•	any delayed delivery arrangements;
•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;
•	any discounts or concessions allowed or reallowed or paid to dealers; and
•	any securities exchange or markets on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;
•	at market prices prevailing at the time of sale;
•	at prices related to the prevailing market prices; or
•	at negotiated prices.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement or pricing supplement, as the case may be.

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We and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Act, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by us or any other person. The anti-manipulation rules under the Securities Act may apply to sales of securities in the market and to our activities of the Company and our affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution to purchase or sell the securities for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities. We are not restricted as to the price or prices at which we may sell the securities. Sales of such securities may have an adverse effect on the market price of the securities. Moreover, it is possible that a significant number of shares of common stock could be sold at the same time, which may have an adverse effect on the market price of the securities.

We cannot assure you that we will sell all or any portion of the securities offered hereby.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. We may offer the securities to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be identified in the applicable prospectus supplement or pricing supplement, as the case may be.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

We may designate agents to sell the offered securities. Unless otherwise specified in connection with any particular offering of securities, the agents will agree to use their best efforts to solicit purchases during the period of their appointment.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

Dealers

We may sell the offered securities to dealers as principals. We may negotiate and pay dealers’ commissions, discounts or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale. Dealers engaged by us may allow other dealers to participate in resales.

Direct Sales

We may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

We may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement or pricing supplement, as the case may be, will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We will enter into such delayed contracts only with institutional purchasers that we shall approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters and dealers, and their affiliates, may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

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Market-Making, Stabilization and Other Transactions

In connection with any offering of common stock, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

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LEGAL MATTERS

Akin Gump Strauss Hauer & Feld LLP will issue an opinion about certain legal matters with respect to the validity of our common stock. Any underwriters will be advised about the other issues relating to any offering by their own legal counsel.

EXPERTS

The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents into this prospectus; provided, however, that we are not incorporating any information contained in any Current Report on Form 8-K that is furnished but not filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2014;
•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015; and
•	Our Current Reports on Form 8-K filed with the SEC on January 22, 2015, March 31, 2015 (with respect to Item 5.02, Item 5.08 and Item 8.01), and May 29, 2015.

We also incorporate by reference into this prospectus all documents that are filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement related to this prospectus and prior to the termination of the offering of the securities described in this prospectus. To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was or is furnished, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference into this document. We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K and any exhibits filed on such form that are related to such items in any past or future filings.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to:

Green Brick Partners, Inc.

2805 Dallas Parkway, Suite 400

Plano, Texas 75093

Attention: Investor Relations

Telephone (469) 573-6755

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read these SEC filings, and the registration statement of which this prospectus forms a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Room at the address above. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room.

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